UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 5)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended________________

Commission File Number_______________

TENET FINTECH GROUP INC./ GROUPE TENET FINTECH INC.
(Exact name of Registrant as specified in its charter)

Canada	7372	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

401 Bay Street, Suite 2702

Toronto, Ontario, Canada M5H 2Y4

(514) 340-7775

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

28 Liberty Street, New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Johnson Joseph	Nikolaos D. Galanopoulos
Tenet Fintech Group Inc.	Galanopoulos & Company
401 Bay Street, Suite 2702	HSBC Building, 885 West Georgia Street
Toronto, Ontario, Canada M5H 2Y4	Suite 1480, Box 1078
Canada	Vancouver, British Columbia, V6C 3E8
(514) 340-7775 ext. 501	Canada
(604) 895-7477

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	TNT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

i

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes ☐  No ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☐

SUMMARY

The following summary highlights, and should be read in conjunction with, the more detailed information contained elsewhere in this registration statement, and the documents filed as exhibits hereto.  You should carefully read the entire document, including our financial statements and related notes and other exhibits, to understand our business, and the common shares which are being registered hereby.  You should pay special attention to the "Risk Factors" sections below. Unless the context otherwise requires, the terms "Registrant", "Tenet", the "Company", "we", "us" or "our" and similar references in this prospectus refer to Tenet Fintech Group Inc.

Our Company

Tenet is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies.  Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members.

Variable interest entities in China

 We either wholly own or own a majority equity interest in, and have control over, the voting shares of each of our Chinese operating subsidiaries.  Based on the definition and characteristics of what the U.S. Financial Accounting Standards Board (the "FASB") considers to be a "variable interest entity" (or "VIE"), we believe that neither we nor any of our subsidiaries is a VIE.  See "Supplemental Statements" - "3.  Tenet is not a VIE and additional disclosure regarding Chinese Subsidiaries".

Holding Company Structure of Tenet Fintech Group Inc. and Dependence on our Chinese Subsidiaries

We are a holding company incorporated under the laws of Canada.  Other than Cubeler Inc. and Tenoris3 Inc., which are incorporated under the Canada Business Corporations Act (the "CBCA") and based in Montreal, Canada, all of our operating subsidiaries are located in the People's Republic of China ("PRC" or "China").  Our Chinese operating subsidiaries are held under Asia Synergy Ltd., a Hong Kong based holding company ("Asia Synergy"), which we wholly own.  Therefore, investors should be aware that as we are a holding company that is currently dependent on the operations of our subsidiaries in China, we are subject to unique risks, including legal and operational risks, that could cause the value of our common shares to decline.  Chinese laws and regulations governing our current business operations are sometimes vague and uncertain, and they present legal and operational risks which may result in material changes in the operations of our Chinese subsidiaries, or a significant depreciation in the value of our common shares.  Recently, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.  Nevertheless, we and our Chinese subsidiaries to our knowledge have not been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor have we or any of them received any inquiry, notice or sanction from the Chinese government.

There are currently no laws or regulations in China that prohibit companies whose entity interests are within China from listing on overseas stock exchanges. However, because the aforementioned statements and regulatory actions are newly-published, official guidance and implementation rules relating to these statements and actions have not been issued.  It is highly uncertain what the potential impact such modified or new laws and regulations, and all other recent statements and regulatory actions by China's government, such as those related to the use of VIEs and data security or anti-monopoly concerns, will have on our ability to conduct our business in China, accept foreign investments in our Chinese subsidiaries and maintain a listing on a U.S. exchange. These and other legal and operational risks disclosed below could result in a material change in our Chinese operations and cause the value of such securities to significantly decline or be worthless.  See "Risk Factor" - "The Cyberspace Administration of China (the "CAC") may deem us to be a critical infrastructure operator, resulting in disruptions to our operations".

Actions by Chinese Authorities Regarding the Issuance of Securities

As we are a Canadian company incorporated under the CBCA with the Ontario Securities Commission ("OSC") as our principal securities regulator, the Chinese government does not have authority over our securities offerings and consequently is not able to prevent us from offering or continuing to offer securities to investors.  However, it is possible for the Chinese government to take, or attempt to take, other adverse action against our Chinese subsidiaries, which could affect our decision to continue to offer securities to investors. See "Risk Factor" - "The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene in, or influence, our operations at any time, which could result in a material change in our operations and diminish the value of our common shares.".

Regulatory Permissions

In the opinion of the MHP Law Firm, our PRC legal counsel, based on the Chinese laws and regulations currently in effect, to operate our business as currently conducted in China, each of our subsidiaries in China is required to obtain a business license from local authorities.  Each of our Chinese subsidiaries has obtained a valid business license, and no application for any such license has been denied or revoked.  If any of the business licenses of our subsidiaries are revoked, this would hinder our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.  See "Supplemental Statements" - "Regulatory Permissions" - for a more detailed discussion of regulatory permissions.

Other than in respect of business licenses discussed above and our subsidiary Asia Synergy Financial Capital Ltd. ("ASFC"), we and our PRC legal counsel are not aware of any permissions that any of our Chinese subsidiaries are required to obtain from Chinese authorities to operate or for those subsidiaries to issue securities.  If applicable laws, regulations, or interpretations change, and we or our subsidiaries are required to obtain approvals in the future, there is no certainty that we would be able to obtain such approvals which could materially and adversely affect our business, financial condition, results of operations and our share price.  If we or our subsidiaries do not receive or maintain any required approvals, or if we or our subsidiaries inadvertently conclude that such approvals are not required, we could be subject to fines, penalties, legal proceedings or other actions that could have a material adverse effect on our business, financial condition, results of operations and our share price.  See also "Risk Factors" - "Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.".

Summary of Risk Factors

1. Currency conversion, repatriation of profits and going concern risks associated with the location of our subsidiaries in China.

  Chinese governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Chinese subsidiaries to obtain financing.
  We are subject to currency exchange rate risk that may adversely affect our results of operations.
  Our Chinese subsidiaries are subject to restrictions on repatriation of profits to us through dividends or other payments, which may have a material adverse effect on our ability to conduct our business.
  Our ability to repatriate funds from our Chinese operating subsidiaries could affect our ability to continue as a going concern.

*Chinese government restrictions surrounding the transfer of funds outside of the country could restrict our ability to have timely access to profits or cash flows generated by our subsidiaries to meet our financial obligations outside of China and could threaten our ability to continue as a going concern.

  We currently operate as a going concern and must generate cash flow to satisfy our financial obligations.

*Our ability to continue as a going concern depends upon achieving profitable operations and upon obtaining additional financing, which we cannot guarantee or predict.

  Our business may be materially and adversely affected if any of our Chinese subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

           A more detailed discussion of the above risk factors starts in Item 1.

2. Additional risk factors related to the location of substantially all of our operations in China.

  China's economic, political, and social conditions, as well as government policies, could affect our business, financial condition, and results of operations.

                              *We are a holding company that is dependent on the operations of subsidiaries in China.

                              *Most of our businesses, assets and operations are located in China.

  Our operations in foreign jurisdictions depend on corporate laws that differ from Canadian laws.
  Our operations in foreign jurisdictions expose us to possible diplomatic relations risks.
  Our operations in foreign jurisdictions expose us to possible bribery and corruption schemes.
  If the chops of our Chinese subsidiaries are not kept safely, are stolen, or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
  Uncertainties regarding the growth and sustained profitability of e-commerce in China could adversely affect our net revenues and business prospects and the trading price of our common shares.
  It is now illegal to engage in digital asset transactions in China, which may adversely affect us.
  Increases in labor costs in China may adversely affect our business and our profitability.

A more detailed discussion of the above risk factors starts in Item 2 below.

3. Risk factors related to the Chinese regulatory environment within which our Chinese subsidiaries operate.

  Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation.
  Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our website.
  The China Securities Regulatory Commission (the "CSRC") and other Chinese government agencies may exert more oversight and control over foreign investment in China-based issuers, which could cause the value of our securities to decline significantly or become worthless.
  The Cyberspace Administration of China (the "CAC") may deem us to be a critical infrastructure operator, resulting in disruptions to our operations.
  We may be liable in China for improper use or appropriation of personal information of our customers and for potential non-compliance with data security laws.
  Failure to make adequate contributions to various mandatory social security plans as required by Chinese regulations may subject us to penalties.
  We are subject to Chinese Labor Contract Law, violations of which could materially and adversely affect us.
  There are significant uncertainties under the Chinese Enterprise Income Tax Law (the "EIT Law") relating to the withholding tax liabilities of our Chinese subsidiaries, and dividends payable by our Chinese subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.
  Dividends we pay to our non-Chinese shareholders and gains on the sale of our common shares by our non-Chinese shareholders may be subject to Chinese enterprise income tax liabilities or individual income tax liabilities.
  The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene in, or influence, our operations at any time, which could result in a material change in our operations and diminish the value of our common shares.

* The Chinese government may intervene in or influence our operations at any time, or may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and the value of our securities.

* Any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly cause the value of our securities to significantly decline or be worthless.

  Chinese laws and regulations governing our business operations are sometimes vague and uncertain, and any changes in such laws and regulations may impair our ability to operate profitably.

* There are significant risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws.

*Rules and regulations in China can change quickly with little advance notice.

  We operate in some industrial sectors that require specific licenses and specially trained personnel.
  Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.
  It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
  You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws.

A more detailed discussion of the above risk factors starts in Item 3 below.

4. Risk factors related to lack of U.S. Public Company Accounting Oversight Board ("PCAOB") access to China and additional scrutiny by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

  U.S. Congress, the SEC, and PCAOB have all called for additional and more stringent criteria to be applied to companies operating in China, potentially adding uncertainties to our business operations, share price, and reputation.

* The Holding Foreign Companies Accountable Act (the "HFCA Act") and related regulations may affect the Company if the SEC identifies the Company as a Commission-Identified Issuer for three consecutive years after which the SEC would impose a trading prohibition on the Company.

Any such trading prohibition would remain in effect until such time as the Company certifies that it has retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate.

* Trading in our securities may be prohibited by the SEC under the HFCA Act if the PCAOB determines that it cannot inspect or investigate our auditor, and as a result any U.S. stock exchange on which our securities may be listed at that time may determine to delist our securities, which could cause a significant decline in the value of our securities or cause them to become worthless.

* Grant Thornton China ("GT China"), the Chinese affiliate of our auditor, Raymond Chabot Grant Thornton LLP ("GT Canada"), is subject to the determinations announced by the PCAOB on December 16, 2021 under the HFCA Act.  GT China is listed on the Appendix A to the PCAOB report as being subject to the determination by the PCAOB that it is unable to inspect or investigate completely the registered public accounting firm headquartered in mainland China of the PRC because of a position taken by one or more authorities in mainland China.

  In the future, our auditor, like other independent registered public accounting firms operating in China, may not be permitted to be subject to inspection by PCAOB, and consequently investors may be deprived of the benefits of such inspection.
  Certain of our officers and directors reside in China.

 A more detailed discussion of the above risk factors starts in Item 4 below.

Our Recent Change of Name and Head Office Relocation

Effective November 1, 2021, we changed our name from Peak Fintech Group Inc. to Tenet Fintech Group Inc.  The reason for the change of name was that our former name - Peak Fintech Group - could potentially lead to confusion concerning our Company with another Canadian entity sharing a similar name, albeit in a different industry.  The name change should help to avoid potential future misunderstanding with respect to our former name.

Effective November 1, 2021, we also moved our registered and head office from the Province of Quebec to the Province of Ontario.  The main reason for the move is that Toronto, Ontario is the largest technology talent market in Canada.  It is part of our business plan to launch Canadian operations in the near term, and moving our offices to Toronto allows us access to a greater technology industry talent pool which may facilitate our business development initiatives in Canada.

As the Company is federally incorporated under the CBCA the relocation entails no change to our governing corporate law and Company by-laws which remain governed by the Canadian federal CBCA.  However, with respect to our operations in Ontario, as a result of moving, we will have to comply with Ontario provincial laws and regulations rather than with Quebec provincial laws and regulations.  We do not expect the application of Ontario provincial laws to our operations to have a negative impact on us.

Cash Management Policies and Transfer of funds from our Chinese Operating Subsidiaries

We have cash management policies in place in Canada and China. These policies include forecasting the short-term and long-term cash position of the organization, incorporating safety buffers compensating for forecast errors or unforeseen circumstances, and making reliable projections on future funding requirements. These policies also include efforts to consolidate cash to have better cash control and cash position visibility. Finally, the policies promote an efficient collection of cash inflows and outflows, meaning effective payment terms and collection procedures.

We have also developed strategies to repatriate profit and excess funds from our Chinese subsidiaries to our Canadian parent company. First, we have a process through which management fees and royalty fees could be paid to the parent company. In the case of management fees, the parent company invoices the Chinese subsidiaries for services rendered in support of those companies and based on a services agreement between the respective entities. Each subsidiary would file the applicable services agreement with the Chinese tax authorities, apply for DTAs (for double taxation relief) complete withholding filings, and effectuate bank payments.

A similar process could be followed with respect to the payment of royalty fees. However, the reason for the payments in that case would be in connection with the licensing of rights and technology (including the Cubeler technology) by the Canadian parent company to our Chinese subsidiaries rather than for the provisioning of management services.

In addition, we have a process for the repatriation of profits from Chinese subsidiaries in the form of dividends. Under existing Chinese law, our Canadian parent company is entitled to receive dividends under certain circumstances and provided certain procedural requirements are met, including complying with the annual Chinese audit and tax requirements and placing 10% of after-tax profits into a mandatory surplus fund until it reaches 50% of the subsidiary's registered capital.

In order to test our ability to transfer funds from our Chinese subsidiaries through to Asia Synergy and ultimately to Tenet, we initiated two management fee payments totalling US$300,000 from certain of our Chinese subsidiaries during the 2021 fiscal year.  During the first six months of 2022, fee payments totalling US$278,000 were performed in the same manner from our Chinese subsidiaries to Canada. So far, payments regarding dividends or royalties have not been tested.

There were no other inter-company transfers of assets, including cash, among the Company and its subsidiaries.  We have not made any other transfers, paid any dividends or made any distributions from earnings to our shareholders as at the date of this Registration Statement, and the Chinese government has not impeded us from doing so.  Although this test of management fees payments from China to Canada was successful, there can be no assurance that we will be able to continue to do so again in the future or that the existing regulations allowing us to do so will not change.  Any interruption in our ability to repatriate profits to Canada or to invest in our Chinese subsidiaries will have a severe negative effect on our operations and the value of our common stock.

See also "Risk Factor" - "Our Chinese subsidiaries are subject to restrictions on repatriation of profits to us through dividends or other payments, which may have a material adverse effect on our ability to conduct our business".

The Chinese government imposes control on the convertibility of its currency, the Renminbi, into foreign currencies and, in certain cases, the remittance of currency out of China.  We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency.  Restrictions that the Chinese government imposes on currency conversion may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in other currencies, including the U.S. dollar, or our business activities outside China.  Under China's existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements.  To date, our Chinese subsidiaries have been able to pay a management fee in foreign currencies to Tenet without prior approval from China's State Administration of Foreign Exchange ("SAFE"), by complying with such procedural requirements.  Our Chinese subsidiaries may also retain foreign currency in their respective bank accounts for use in payment of international current account transactions.  We cannot assure you, however, that the Chinese government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into or from foreign currencies such as the Canadian dollar for payments relating to capital account transactions, including investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities.  Such restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.  If we fail to receive any such required approvals, our ability to use our revenues and to capitalize our operations in China may be impeded, which could adversely affect our liquidity and our ability to fund and expand our business.

See also "Risk Factor" - "Chinese governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Chinese subsidiaries to obtain financing".

EXPLANATORY NOTE - INTRODUCTORY INFORMATION

Tenet is a Canadian issuer eligible to file its registration statement under Section 12 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") on Form 40-F pursuant to the multi-jurisdictional disclosure system with Canada.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.  The Company is filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

Previous Form 40-F

On September 2, 2021, we filed a Form 40-F to register our common shares under Section 12(b) of the Exchange Act.  On September 7, 2021, by letter to the SEC, we requested acceleration of the effectiveness of our registration statement to September 8, 2021, or as soon thereafter as practicable.  As is typical, we understood that Nasdaq would begin trading our common stock concurrently with the effectiveness of our registration statement at the SEC; we did not request that Nasdaq begin trading our common shares at any time before the registration statement would take effect.  Nasdaq's correspondence to the SEC of September 8, 2021 certified that our common stock was approved for listing and registration and joined our request for acceleration of the effective date of the September 2, 2021 registration statement.  Nasdaq confirmed approval of our common stock for listing upon official notice of issuance.  Our common shares began trading on the Nasdaq Capital Market on September 9, 2021.  On September 28, 2021, Nasdaq informed us that it had been advised that the SEC's Division of Corporate Finance had not yet accelerated the effective date of our Form 40-F registration statement and that Nasdaq was thus withdrawing its erroneous certification of approval, which had resulted in the initiation of trading of our common shares trading on the Nasdaq Capital Market on September 9, 2021.  We announced on September 28, 2021 that we had voluntarily withdrawn the Form 40-F filed with the SEC while we were working to comply with a request by the SEC for additional disclosure on the basis that we have most of our operations in China.

We filed a new Registration Statement on Form 40-F on October 26, 2021 (the "October 26 Form 40-F") and filed Amendment No. 1 for the sole purpose of filing additional exhibits.  Amendment No. 2 to the October 26 Form 40-F reflected the new location of our head office and registered office in Toronto, Ontario and the change of our name from Peak Fintech Group Inc./ Groupe Peak Fintech Inc. to Tenet Fintech Group Inc./ Groupe Tenet Fintech Inc., both effective November 1, 2021, as well as other updates to our disclosure.  Amendment No. 3 to the October 26 Form 40-F provided further updates to our disclosure and additional exhibits.  Amendment No. 4 to the October 26 Form 40-F provided supplemental updates our disclosure and included additional exhibits. This Amendment No. 5 to the October 26 Form 40-F provides further updates to our disclosure and additional exhibits.

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this registration statement contain forward-looking statements within the meaning of applicable securities laws that reflect management's expectations with respect to future events, the Company's financial performance and business prospects.  All statements other than statements of historical fact are forward-looking statements.  The use of the words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would", and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company's revised Annual Information Form for the financial year ended December 31, 2021 filed as Exhibit 99.344 to this registration statement.  No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this registration statement should not be unduly relied upon.  The Registrant's forward-looking statements contained in the Exhibits incorporated by reference into this registration statement are made as of the respective dates set forth in such Exhibits.  Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In preparing this registration statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management's beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Registrant assume any obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  All factors should be considered carefully and investors should not place undue reliance on the Registrant's forward-looking information as actual results may vary.

Forward-looking information reflects the Registrant's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Registrant's business and the industry and markets in which the Registrant operates.  Forward-looking information is not a guarantee of future performance and involves risks, uncertainties and assumptions, which are difficult to predict.  Assumptions underlying the Registrant's expectations regarding forward-looking statements or information contained in this Registration Statement include, among others, the Registrant's ability to comply with applicable governmental regulations and standards, the Registrant's success in implementing its strategies and achieving its business objectives, the Registrant's ability to raise sufficient funds from equity or other financings in the future to support its operations, and general business and economic conditions.  The foregoing list of assumptions is not exhaustive.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Registration Statement.  Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

RISK FACTORS

1. CURRENCY CONVERSION, REPATRIATION OF PROFITS AND GOING CONCERN RISKS ASSOCIATED WITH THE LOCATION OF OUR SUBSIDIARIES IN CHINA.

Chinese governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our Chinese subsidiaries to obtain financing.

The Chinese government imposes control on the convertibility of its currency, the Renminbi, into foreign currencies and, in certain cases, the remittance of currency out of the People's Republic of China ("China" or the "PRC").  We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency.  Restrictions that the Chinese government imposes on currency conversion may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China.  Under China's existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements.  To date, our Chinese subsidiaries have been able to pay a management fee in foreign currencies to Tenet without prior approval from SAFE, by complying with such procedural requirements.  Our Chinese subsidiaries may also retain foreign currency in their respective bank accounts for use in payment of international current account transactions.  We cannot assure you, however, that the Chinese government will not, at its discretion, take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into or from foreign currencies such as the Canadian dollar for payments relating to capital account transactions, including investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities.  Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.  If we fail to receive any such required approvals, our ability to use our revenues and to capitalize our PRC operations may be impeded, which could adversely affect our liquidity and our ability to fund and expand our business.

We are subject to currency exchange rate risk that may adversely affect our results of operations.

Currency fluctuations may affect the costs associated with our operations in China.  Because the majority of our operations are currently conducted in China, fluctuations in the Renminbi relative to the Canadian dollar may have an adverse effect on our net earnings.  It is difficult to predict how market forces or PRC or Canadian government policy may impact the exchange rate between the Renminbi and the Canadian dollar in the future.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all.  In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into the Canadian dollar or other foreign currency.

Our Chinese subsidiaries are subject to restrictions on repatriation of profits to us through dividends or other payments, which may have a material adverse effect on our ability to conduct our business.

We are a company incorporated under the laws of Canada.  With three exceptions, all of our subsidiaries are located in mainland China.  One of our subsidiaries, Asia Synergy, is a holding company incorporated in Hong Kong, while the two others, Cubeler Inc. and Tenoris3 Inc., are operating companies located in Montreal, Canada.  We may need dividends and other distributions on equity from our Chinese subsidiaries to satisfy our liquidity requirements in Canada and elsewhere.  Current Chinese regulations permit our Chinese subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.  In addition, our Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital.  Each of our Chinese subsidiaries may also be required to allocate a portion of their respective after-tax profits based on Chinese accounting standards to employee welfare and bonus funds at such subsidiary's discretion.  These reserves are not distributable as cash dividends.  These limitations on the ability of our Chinese subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In order to test our ability to transfer funds from our Chinese subsidiaries through to Asia Synergy and ultimately to Tenet, we initiated two management fee payments totalling US$300,000 from our Chinese subsidiaries (Asia Synergy Data Solution Ltd. and Asia Synergy Credit Solutions Ltd.) during the 2021 fiscal year.  The funds representing these management fees were successfully transferred to a bank account we maintained in Montreal, Canada.  The transfer of these funds did not attract tax consequences in China or in Canada other than in respect of income which we received and an expense to the noted Chinese subsidiaries.  Although this test of payments from China to Canada was successful, there can be no assurance that we will be able to continue to do so again in the future or that the existing regulations allowing us to do so will not change.  In the coming fiscal year, we intend to transfer earnings (additional funds) from China to Canada in the same manner on the basis of payments for management fees for services to be performed.  No other assets, including cash, were transferred within the organization.  We have not made any transfers, paid any dividends or made any distributions from earnings to our shareholders as at the date of this Registration Statement, and PRC has not impeded us from doing so.

Both repatriation of profits through dividends and through payment of management fees involves reporting requirements to PRC authorities.  Although we are not aware of any required approval from PRC authorities for the transfer of funds to a foreign parent for amounts under US$50,000, the reports that our Chinese subsidiary submitted and referenced below are subject to review of, and may be challenged by, PRC authorities.  As noted below, for amounts over US$50,000, we are required to submit a report to the PRC tax bureau prior to transfer.

Our Chinese subsidiaries have not paid any dividends to us, their parent company.  In respect of the payment of dividends that we may decide to have any of our Chinese subsidiaries pay us as a foreign-incorporated parent company, the Chinese subsidiary must take the following steps: (i) ensure that it has successfully undergone its annual statutory audit and tax compliance process whereby the corporate income tax filing of each Chinese subsidiary in mainland China is submitted to the local municipal tax bureau in the location where the subsidiary is incorporated, (ii) ensure that its board of directors has a profit distribution resolution in place, (iii) make a corporate income tax filing with the local tax bureau in the municipality where the Chinese subsidiary was incorporated (iv) apply for deferred tax asset benefits (if applicable) reducing the withholding tax based on providing proof of beneficial ownership, and (v) file with local tax bureau where the amount transferred is over US$50,000.  Upon completion of the aforementioned steps and upon the bank's completion of its own due diligence regarding authenticity of the transfer and compliance with any guidelines and requirements of the State Administration of Foreign Exchange, the bank will transfer the dividends to the foreign parent company.

In respect of payment of management fees by a Chinese subsidiary to a foreign-incorporated parent company, the Chinese subsidiary must take the following steps: (i) register the management contract between the Chinese and foreign company with Chinese Tax authorities in the tax bureau that has jurisdiction in the area covered by the incorporation address of the Chinese subsidiary within 30 days of execution, (ii) make a VAT withholding and corporate income tax withholding filing of between 15% and 50% and specifying in the filing the offshore services that it received in the subject management service agreement in the local tax bureau in the municipality where the Chinese subsidiary was incorporated, (iii) apply for deferred tax asset benefits (if applicable) reducing the withholding tax based on providing proof of beneficial ownership, and (iv) file with local tax bureau where the amount transferred is over US$50,000.  Upon completion of the aforementioned steps by the Chinese subsidiary and upon the bank's completion of its own due diligence regarding the authenticity of the transfer and compliance with any guidelines and requirements of the State Administration of Foreign Exchange, the bank will transfer the management fees to the foreign parent company.

Chinese regulations surrounding the repatriation of profits to foreign companies can be complex and at times arbitrary.  Any interruption in our ability to repatriate profits to Canada or to invest in our Chinese subsidiaries will have a severe negative effect on our operations and the value of our common stock.  In the event that we are unable to repatriate profits from China to Canada or to invest in our Chinese subsidiaries, we will limit our investments from Canada to China and put greater emphasis on the expansion of our operations outside of China.  Any such limitations could adversely affect our profitability and the value of our common shares, however.

Our ability to repatriate funds from our Chinese operating subsidiaries could affect our ability to continue as a going concern.

While we generated a profit for the first time in our history in the second quarter of 2021, substantial doubt remains as to our ability to continue as a going concern.  Moreover, even if we achieve sustained profitability, Chinese government restrictions surrounding the transfer of funds outside of the country, as discussed above, could restrict our ability to have timely access to profits or cash flows generated by our subsidiaries to meet our financial obligations outside of China and could threaten our ability to continue as a going concern.

We currently operate as a going concern and must generate cash flow to satisfy our financial obligations.

We have prepared our financial statements in accordance with IFRS on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  There are conditions and events, however, that cast significant doubt on the validity of this presumption.  Our ability to continue as a going concern depends upon achieving profitable operations and upon obtaining additional financing, which we cannot guarantee or predict at this time.  Moreover, our auditors, GT Canada, have stated that there is significant doubt as to our ability to continue as a going concern.  Our ability to generate sufficient cash flow from operations to make scheduled payments to contractors, service providers and merchants will depend on our future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of our control.  If we do not generate sufficient cash flow from operations to satisfy our contractual obligations, we may have to undertake alternative financing plans.  Our inability to generate sufficient cash flow from operations or undertake alternative financing plans would have an adverse effect on our business, financial condition and results or operations, as well as our ability to satisfy our contractual obligations.  Any failure to meet our financial obligations could result in termination of key contracts, which could impact the ability to provide products and services.

Our business may be materially and adversely affected if any of our Chinese subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceedings.

The Chinese Enterprise Bankruptcy Law provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise's assets are, or are demonstrably, insufficient to clear such debts.  Our Chinese subsidiaries hold certain assets that are important to our business operations.  If any of our Chinese subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

2. ADDITIONAL RISK FACTORS RELATED TO THE LOCATION OF SUBSTANTIALLY ALL OF OUR OPERATIONS IN CHINA.

China's economic, political, and social conditions, as well as government policies, could affect our business, financial condition, and results of operations.

We are a holding company that is dependent on the operations of subsidiaries in China.  Most of our businesses, assets and operations are located in China.  Accordingly, our financial condition, results of operations and business prospects are, to a significant degree, subject to the economic, political and legal developments that transpire in China.  China's economy differs from the economies of most developed countries in many respects, including, among other things, government involvement, level of economic development, economic growth rate, control of foreign exchange and allocation of resources.

China's economy is a planned economy, and a substantial portion of productive assets in China remain owned or controlled by the Chinese government.  The government also exercises significant control over China's economic growth by allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies.  Although the government has implemented economic reform measures to introduce market forces and establish sound corporate governance in business enterprises, the application of such economic reform measures may vary from industry to industry, or across different regions of the country.  As a result, we may not benefit from, and may be adversely affected by, such measures.

Our operations in foreign jurisdictions depend on corporate laws that differ from Canadian laws.

We have significant operations in a foreign jurisdiction, namely China, where the laws governing corporations differ from the laws of Canada and other industrialized nations, such as the United States.  Chinese law requires that each of our subsidiaries have a legal representative to which certain roles, powers and responsibilities are ascribed.  The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the pertinent entity.  The legal representative is the person authorized to represent the company in all legal matters between the government and the company and to sign legally binding contracts on behalf of the company.  Unlike Canadian law, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese law makes no liability distinction between the legal representative and the company.  The legal representative is responsible for any offense, whether corporate, criminal, civil or other, committed by the company and must bear any fine, punishment or consequences resulting from the offence.

Given the responsibilities and risks associated with the position of legal representative, we may have difficulty in the future to find individuals willing to act as our subsidiaries' legal representatives.  Consequently, there can be no assurances that we will always have legal representatives for our subsidiaries.  Moreover, since every company must have a legal representative under Chinese law, the lack of a legal representative may force us to suspend temporarily or permanently some or all of our operations in China, which would adversely affect our operations, revenue and profits.

Our operations in foreign jurisdictions expose us to possible diplomatic relations risks.

As a Canadian entity operating in China, we are also exposed to the state of relations between China and Canada.  Political and/or cultural tensions between the two countries may reach a point that triggers civil unrest in China against companies with ties to Canada.  If that happens, then our customers may decide not to buy our services, and partners may decide to cut ties with us, any of which would negatively impact our operations, revenue and profits.

Our operations in foreign jurisdictions expose us to possible bribery and corruption schemes.

Certain individuals in China may perceive us as a potential bribery target.  As such we may be approached by local individuals in China, whether businessmen, government officials or others, to offer us certain favors that would advance our business interests in exchange for cash or other forms of compensation, or threaten to hinder our progress unless compensated in cash or by other means, all of which could violate Chinese laws as well as Canadian and U.S. law.  Although we have never engaged, and will never knowingly engage, in such transactions and will report any such offers or threats to the appropriate local authorities, there can be no assurances that we will succeed in preventing individuals looking to engage in such transactions from adversely impacting our operations.

If the chops of our Chinese subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature.  Each legally registered company in China is required to maintain a company chop, which must be registered with the local public security bureau.  In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes.  The chops of our Chinese subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures.  To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.  If any of our authorized personnel obtains, misuses or misappropriates our chops for any reason, we could experience disruptions in our operations.  We may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from our operations.  Any of the foregoing could adversely affect our business and results of operations.

Uncertainties regarding the growth and sustained profitability of e-commerce in China could adversely affect our net revenues and business prospects and the trading price of our common shares.

The continued growth in our revenue and profit substantially depends upon the widespread acceptance and use of the internet as a medium for commerce by businesses in China and elsewhere.  In particular, rapid growth in the use of and interest in the internet and other online services is still a relatively recent phenomenon in China, and we cannot assure you that this acceptance and use will continue to develop or that a sufficiently broad base of customers will adopt, and continue to use, the internet as a medium of commerce in China.  A decline in the popularity of purchasing on the internet in general, or any failure by us to adapt our platform and improve the experience of our customers in response to trends and consumer requirements, will adversely affect our revenues and business prospects.  Moreover, concerns about fraud, privacy, lack of trust and other problems may discourage businesses from adopting the internet as a medium of commerce.  In addition, if a well-publicized breach of internet security or privacy were to occur, general internet usage could decline, which could reduce the use of our services and impede our growth.  As a result, growth in our customer base depends on attracting customers who have historically used traditional channels of commerce to conduct the types of transactions facilitated by our platform.  For our company to be successful, these customers must accept and adopt new ways of conducting business and exchanging information.

It is now illegal to engage in digital asset transactions in China, which may adversely affect us.

In 2013, financial regulators in China, including the People's Bank of China (the "PBOC") banned banks and payment companies from providing bitcoin related services.  In 2017, the PBOC, Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued "Announcement on Preventing Token Fundraising Risks", prohibiting all organizations and individuals from engaging in initial coin offering transactions.  On May 21, 2021, the Financial Stability and Development Committee of the State Council in China called for the need to resolutely control financial risks and crack down on bitcoin mining and trading activities.  On June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the "Guarding Against Bitcoin Risks" and the "Announcement on Preventing Token Fundraising Risks" and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business.  On September 24, 2021, all digital asset transactions were banned in China.  Ten Chinese government agencies, including the central bank and banking, securities and foreign exchange regulators, reportedly have vowed to work together to root out "illegal" cryptocurrency activity with the PBOC reportedly stating that it was illegal to facilitate cryptocurrency trading and that it planned to severely punish anyone doing so, including those working for overseas platforms from within China.

While we are not engaged in digital asset transactions, the crackdown on such transactions may result in volatility in the fintech sector and may result in increased scrutiny of any financial platforms or financial transactions, which could have a material adverse effect on our business, prospects or operations.

Increases in labor costs in China may adversely affect our business and our profitability.

China's economy has experienced increases in labor costs in recent years.  China's overall economy and the average wage in China are expected to continue to grow.  We expect that our labor costs, including wages and employee benefits, will continue to increase.  Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

3. RISK FACTORS RELATED TO THE CHINESE REGULATORY ENVIRONMENT WITHIN WHICH OUR CHINESE SUBSIDIARIES OPERATE.

Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines, constraints on our business and damage to our reputation.

China has recently enhanced its enforcement of anti-monopoly laws and regulations.  In December 2020, the Chinese government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital will become one of its focuses in 2021 and onward, and the government aims to improve digital regulations and legal standards for the identification of platform enterprise monopolies, for the gathering, usage and management of data, and for the protection of consumer rights.  As a result, the Chinese anti-monopoly enforcement agencies have in recent years strengthened enforcement under the Chinese anti-monopoly law, including conducting investigations and levying significant fines, with respect to concentration of undertakings, cartel activity, monopoly agreements as well as abusive behavior by companies with market dominance.  As a result of the Chinese government's focus on anti-monopoly and anticipated enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny.  Although we do not consider ourselves to fit the definition of a "monopoly" under applicable Chinese anti-monopoly law, in order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our common shares.

Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

China has recently enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet.  The Chinese government has prohibited the distribution of information through the internet that it deems to be in violation of Chinese laws and regulations.  If any of the content on our online platform were deemed to violate any content restrictions by the Chinese government, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.  We may also be subject to potential liability for any unlawful actions or for content we distribute that is deemed inappropriate.  It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

The China Securities Regulatory Commission (the "CSRC") and other Chinese government agencies may exert more oversight and control over foreign investment in China-based issuers, which could cause the value of our securities to decline significantly or become worthless.

Although we are incorporated and based in Canada, with operations in China, Chinese authorities may consider us to be a China-based company.  In 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to prevent illegal activities in the securities market and to promote the high-quality development of their capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of Chinese securities laws.  Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential that any impact such modified or new laws and regulations will have on our future business operations.

Therefore, the CSRC and other Chinese government agencies may exert more oversight and control over foreign investment in China-based issuers or perceived China-based issuers, especially those in the technology field such as us.  Any such action by the CSRC or other Chinese government agencies could cause the value of such securities to significantly decline or be worthless.  Additional compliance procedures may be required in connection with our business operations, and, if required, we cannot predict whether we will be able to obtain the approval of any compliance requirements.  As a result, we face uncertainty about future actions by the Chinese government that could cause the value of our common shares to significantly decline.

The Cyberspace Administration of China (the "CAC") may deem us to be a critical infrastructure operator, resulting in disruptions to our operations.

The Cybersecurity Law, which came into force in China in 2017, and the Cybersecurity Review Measures (or the "Review Measures"), which were promulgated in China in 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC.  In addition, a cybersecurity review is required where critical information infrastructure operators ("CIIOs") purchase network-related products and services, which products and services affect or may affect national security.  The Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before listing in a foreign country.

On July 10, 2021, the CAC published the Circular on Seeking Comments on Cybersecurity Review Measures (Revised Draft for Comments) (the "Review Measures Draft"), which provides that, in addition to CIIOs that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC.  The Chinese Regulations on the Protection of the Security of Critical Information Infrastructure took effect on September 1, 2021.  These regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures.  Due to the lack of further interpretations, the exact scope of what constitute a CIIO remains unclear.  Further, the Chinese government authorities may have wide discretion in the interpretation and enforcement of these laws.  On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the "Security Administration Draft"), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC.  The deadline for public comments on the Security Administration Draft is December 13, 2021.

Following a number of visits from government officials during the fiscal years 2019, 2020 and 2021 to better understand our operations and to inspect our infrastructure, including the data we collect and how we protect it, we have not received any form of notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review by the CAC.  We believe that our operations and Nasdaq listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that (i) following the aforementioned PRC government inspections we have thus far not been advised by the PRC government that the data we store has a bearing on national security, (ii) our customers are enterprises in different provinces in China, and (iii) we do not have customers that are individuals.  As a result, we possess personal data of fewer than one million individuals in our business operations at this time and do not anticipate that we will be collecting over one million individuals' personal information in the near future, which we understand might otherwise subject us to the draft Measures for Cybersecurity Review.  We cannot assure you that Chinese regulatory agencies, including the CAC, would take the same view as we do in the future, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations.

Our listing on Nasdaq may increase the chance of CAC oversight of us.  There have been recent examples of companies with Chinese operations, such as Didi Chuxing, with or seeking a U.S. stock exchange listing experiencing interventions from Chinese regulatory authorities.  The recent increase in scrutiny of Chinese companies with or seeking a U.S. stock exchange listing may signal the potential for increased CAC oversight of us upon listing on Nasdaq.

As a result of any such increased CAC oversight, we may be required to suspend new user registration in China or experience other disruptions to our operations should we be subject to a cybersecurity review by the CAC.  We currently depend on the continued expansion of our user base to drive our revenue growth.  Any disruption in our ability to expand our user base could lead to significantly less revenue than what we were forecasting, which could materially negatively impact the value of our common shares.  Any cybersecurity review could also result in negative publicity and a diversion of our managerial and financial resources, and could have a material adverse effect on our business operations, financial condition, or our ability to accept foreign investments, or list on a U.S. or other foreign exchange.

The Chinese regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard.  Failure to comply with these cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.

We may be liable in China for improper use or appropriation of personal information of our customers and for potential non-compliance with data security laws.

Our business involves collecting and retaining certain internal and customer data.  We also maintain information about various aspects of our operations as well as regarding our employees.  The integrity and protection of our customer, employee and company data is critical to our business.  Our customers and employees expect that we will adequately protect their personal information.  We are required by applicable laws to keep strictly confidential the personal information that we collect and to take adequate security measures to safeguard such information.  Certain of those laws include the following:

  Chinese Criminal Law, as amended by its Amendment 7 and Amendment 9, which prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen's personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.
  The Chinese Cyber Security Law became effective in 2017.  Pursuant to the Cyber Security Law, network operators must not, without users' consent, collect their personal information, and may only collect users' personal information necessary to provide their services and shall comply with provisions regarding the protection of personal information.
  The Chinese Data Security Law, which took effect in September 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used.  If Chinese regulators find us to be non-compliant with the Chinese Data Security Law during a cybersecurity review of our business, we could be subject to fines, penalties, legal proceedings or actions against us that could have a material adverse effect on our business, financial condition or results of operations.
  The Personal Information Protection Law took effect in November 2021.  The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China.  The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information.  Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.  We have access to certain information of our customers in providing services and may be required to further adjust our business practice to comply with new regulatory requirements.

The Personal Information Protection Law provides legal basis for privacy and personal information infringement claims under the Chinese civil laws.  As the first systematic and comprehensive law specifically for the protection of personal information in China, the Personal Information Protection Law provides, among other things, that (i) an individual's consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual's rights, and (iii) where personal information operators reject an individual's request to exercise his or her rights, the individual may file a lawsuit with a People's Court.  If Chinese authorities find us to be non-compliant with the Personal Information Protection Law, we could be subject to fines, penalties, legal proceedings or actions against us that could have a material adverse effect on our business, financial condition or our ability to accept foreign investments, or list on a U.S. or other foreign exchange.

Compliance with the above noted laws on data security and personal information laws could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.  Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices or service offerings could fail to meet all of the requirements imposed on us by these laws.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities.  If Chinese regulators find us to be non-compliant with these and other similar laws, we could be subject to fines, penalties, legal proceedings or actions against us that could have a material adverse effect on our business, financial condition or results of operations.

Failure to make adequate contributions to various mandatory social security plans as required by Chinese regulations may subject us to penalties.

Under the Chinese Social Insurance Law and the Administrative Measures on Housing fund, we are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses.  The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.  If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

As the interpretation of implementation of labor-related laws and regulations are still involving, we cannot assure you that our practice in this regard will not be violate any labor-related laws and regulations regarding including those relating to the obligations to make social insurance payments and contribute to the housing funds and other welfare-oriented payments.  If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to penalties, and our business, financial condition and results of operations will be adversely affected.

We are subject to Chinese Labor Contract Law, violations of which could materially and adversely affect us.

Pursuant to the Chinese Labor Contract Law, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation, and unilaterally terminating labor contracts.  In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Chinese Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations and potentially penalties.  If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

There are significant uncertainties under the Chinese Enterprise Income Tax Law (the "EIT Law") relating to the withholding tax liabilities of our Chinese subsidiaries, and dividends payable by our Chinese subsidiaries to our offshore subsidiaries may not qualify for certain treaty benefits.

Under the Chinese EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%.  Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (or the "Double Tax Avoidance Arrangement"), a withholding tax rate of 10% may be lowered to 5% if the Chinese enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant Chinese tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable Chinese laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the "SAT Circular 81," which became effective in 2009, if the relevant Chinese tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Chinese tax authorities may adjust the preferential tax treatment.  According to Circular on Several Issues regarding the "Beneficial Owner" in Tax Treaties, which became effective in 2018, when determining an applicant's status as the "beneficial owner" regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account.  Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate.  This circular further requires any applicant who intends to be proved of being the "beneficial owner" to file relevant documents with the relevant tax authorities.

We own majority stakes in our Chinese subsidiaries through our Hong Kong subsidiary.  However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant Chinese tax authority, or we will be able to complete the necessary filings with the relevant Chinese tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our Chinese subsidiaries to our Hong Kong subsidiary, in which case we would be subject to the higher withdrawing tax rate of 10% on dividends received.

Dividends we pay to our non-Chinese shareholders and gains on the sale of our common shares by our non-Chinese shareholders may be subject to Chinese enterprise income tax liabilities or individual income tax liabilities.

Under the Law of the People's Republic of China on Individual Income Tax (the "IIT Law"), individual income tax is payable on Chinese-source dividend income.  The implementation regulations of the IIT Law provide that income from dividends derived from companies, enterprises and other economic organizations in China as well as income realized from transfer of properties in China is considered derived from sources inside China, regardless of whether the place of payment was inside China.  Therefore, if we are treated as a Chinese tax resident enterprise for purposes of the IIT Law, any dividends we pay to our non-Chinese individual shareholders as well as any gains realized by our non-Chinese individual shareholders or our non-Chinese individual note holders from the transfer of our common shares or our convertible notes may be regarded as Chinese-sourced income and, consequently, may be subject to Chinese tax at a rate of up to 20% (which in the case of dividends will be withheld at source).

Such Chinese taxes may be reduced by an applicable tax treaty, but it is unclear whether in practice our non-Chinese noteholders and shareholders would be able to obtain the benefits of any tax treaties between their country of tax residence and the Chinese in the event that we are treated as a Chinese resident enterprise.

The investment returns of our non-Chinese investors may be materially and adversely affected if any dividends we pay, or any gains realized on a transfer of our common shares, are subject to Chinese tax.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene in, or influence, our operations at any time, which could result in a material change in our operations and diminish the value of our common shares.

Although we are incorporated and based in Canada, our Chinese subsidiaries must abide by Chinese rules and regulations.  Consequently, the Chinese government could intervene in and influence our operations at any time, or may exert more control over foreign investment in China-based companies and issuers, which could result in a material adverse change in our operations and the value of our securities.  The Chinese government exercises substantial control over virtually every sector of the Chinese economy through regulation and state ownership.  Our ability to operate in China may be impeded by Chinese laws and regulations, including those relating to securities regulation, data protection, cybersecurity, mergers and acquisitions and other matters.  The central or local governments in China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure compliance with their regulations or interpretations of laws.

Government actions in the future could significantly affect economic conditions in China or particular regions and could require us to change our operating activities or divest ourselves of any interests we hold in Chinese assets.  Our business also may be subject to government and regulatory interference in the provinces in which we operate with similar effect.  We may incur increased costs to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.  Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to us or our industry.

Recent statements by the Chinese government indicate an intent to exert more oversight and control over securities offerings conducted outside China and over foreign investment in China-based issuers.  Any such action by the Chinese government could cause the value of our securities to significantly decline or even become worthless.  As we are a Canadian company incorporated under the CBCA with the OSC as our principal securities regulator, the Chinese government does not have authority over our securities offerings and consequently is not able to prevent us from offering or continuing to offer securities to investors.  However, it is possible for the Chinese government to take, or attempt to take, other adverse action against our Chinese subsidiaries, which could affect our decision to continue to offer securities to investors.

Chinese laws and regulations governing our business operations are sometimes vague and uncertain, and any changes in such laws and regulations may impair our ability to operate profitably.

There are significant risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws.  Rules and regulations in China can change quickly with little advance notice.

There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers.  The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty.  The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations.  New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.  We cannot predict what effect the interpretation of existing or new Chinese laws or regulations may have on our business.

The Chinese legal system is a civil law system based on written statutes.  Unlike the common-law system in effect in countries such as Canada and the United States, prior court decisions under the civil law system may be cited for reference but have limited precedential value.  Since these laws and regulations are relatively new, and the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform, and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China.  However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.  In particular, the interpretation and enforcement of these laws and regulations involve uncertainties.  Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.  These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims.  In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect.  As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation.  In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Chinese laws and regulations regarding treatment of foreign owned enterprises may restrict our ability to operate in China.

In 2019, the Chinese government enacted the 2019 PRC Foreign Investment Law (the "Foreign Investment Law") which came into effect on January 1, 2020.  The Foreign Investment Law specifies that foreign investments shall be conducted in line with the "negative list" and obtain relevant approval to be issued by or approved to be issued by the Chinese government from time to time.  A foreign invested enterprise would not be allowed to make investments in prohibited industries in the "negative list", or would be made to satisfy certain conditions stipulated in the "negative list" for investment in the restricted industries.  We own 51% of the equity of our Majority Owned Subsidiaries other than ASTH of which we own 80% of the equity (see page 26 below).  The current 2021 "negative list" became effective on January 1, 2022.  We are not, and neither are any of our subsidiaries, including our Majority Owned Subsidiaries, subject to the foreign investment restrictions set forth in the current 2021 "negative list".  We and our subsidiaries, including our Majority Owned Subsidiaries, have not been subject to any past restrictions on foreign investment with the exception of ASFC (as discussed on page 26 below).  It is uncertain whether the industry in which our subsidiaries, including our Majority Owned Subsidiaries, operate will be subject to the foreign investment restrictions or prohibitions set forth in any "negative list" to be issued in the future. There are also uncertainties as to how the Foreign Investment Law would be further interpreted and implemented.  We cannot assure you that future interpretation and implementation of the Foreign Investment Law will not materially impact the viability of our current corporate structure, corporate governance, and business operations in any aspect.

We operate in some industrial sectors that require specific licenses and specially trained personnel.

Our operating subsidiaries provide services to businesses operating in various industrial sectors, including some sectors, such as the energy sector, where specific licenses are required to operate and/or provide services to businesses in those sectors.  The subsidiaries operating in those sectors must also maintain a minimum number of employees specifically trained to operate in those sectors, who maintain current knowledge of the sectors and remain in compliance with prescribed professional development legislation through annual workshops, training sessions and examinations.  Although all of our subsidiaries operating in such sectors have met those requirements, there can be no assurance that they will continue to do so in the future.  Failure to comply with those requirements could prevent us from servicing those industrial sectors, which would have a negative adverse effect on our revenue and profits.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with laws, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations.  In certain jurisdictions, these regulatory requirements may be more stringent than in China.  These laws and regulations impose added costs on our business.  Noncompliance could subject us to significant investigations, enforcement actions and sanctions.  If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected.  In addition, responding to any action will likely result in a significant diversion of our management's attention and resources and an increase in related expenses.  Enforcement actions and sanctions therefore could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations.  Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices.  Further, our expansion into a variety of new fields also could raise a number of new regulatory issues.  These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to function by parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in Canada or the United States generally are difficult to pursue as a matter of law or practicality in China.  For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China.  Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in Canada or the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.  Furthermore, according to Article 177 of the Chinese Securities Law, no overseas securities regulator is allowed to directly conduct investigation or evidence collection or other similar activities within the Chinese territory.  No entity or individual may provide documents or information related to securities business activities to overseas entities without prior consent of the competent Chinese securities regulatory authority.  While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to conduct investigation or evidence collection activities directly within China may further increase the difficulties shareholders face in protecting their interests.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws.

We are a Canadian company and conduct substantially all of our operations in China, and substantially all of our assets are located in China.  Certain of our officers and directors reside in China. As a result, according to the opinion of our PRC legal counsel, MHP Law Firm, it may be difficult or impossible for an investor to effect service of process upon us or those persons inside mainland China.  Our PRC legal counsel opines further that it may also be difficult or impossible for an investor to enforce judgments against us and our officers and directors (i) obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws or any state, or (ii) obtained in Canadian courts based on the civil liability provisions of Canadian securities laws. In addition, according to our PRC legal counsel, there is uncertainty as to whether the courts of China would allow parties to bring an original action to enforce liabilities against us, as a foreign private issuer according to U.S. securities laws, or any other person predicated upon the civil liability provisions of the securities laws of the United States or any state.

Finally, our PRC legal counsel has provided an opinion regarding the following matters in this risk factor where an investor is unable to bring (i) a U.S. claim or collect on a U.S. judgment or (ii) to bring a Canadian claim or collect on a Canadian judgment in a Chinese court.

If an investor is unable to bring (i) a U.S. claim or collect on a U.S. judgment or (ii) a Canadian claim on a Canadian judgment, they may have to rely on legal claims and remedies available in China or other overseas jurisdictions where we maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and Canada and are difficult to pursue.  The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedures Law.  Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.  China does not have any treaties or other forms of written arrangement with the United States or Canada that provide for the reciprocal recognition and enforcement of foreign judgments.  In addition, according to the Chinese Civil Procedures Law, the Chinese courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese laws or national sovereignty, security, or public interest.  As a result, it is uncertain whether and on what basis a Chinese court would enforce a judgment rendered by a court in the United States or Canada.

4. RISK FACTORS RELATED TO LACK OF U.S. PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD ("PCAOB") ACCESS TO CHINA AND ADDITIONAL SCRUTINY BY THE U.S. SECURITIES and EXCHANGE COMMISSION ("SEC").

U.S. Congress, the SEC, and PCAOB have all called for additional and more stringent criteria to be applied to companies operating in China, potentially adding uncertainties to our business operations, share price, and reputation.

U.S. listed public companies that have substantially all of their operations in China have been the subject of concern by investors, financial commentators and regulatory agencies, such as the SEC.  Much of the concern has resulted from Chinese government control over private businesses, as well as financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

In 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges U.S. regulators faced in their oversight of financial statement audits of U.S.-listed public companies with significant operations in China.  In 2020, the SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in, or having substantial operations in, emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China, higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, U.S. Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

In 2020, the Holding Foreign Companies Accountable Act (the "HFCA Act") became law, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection.  Under the HFCA Act, if the PCAOB is unable to inspect a company's auditors for three consecutive years, the company's securities are prohibited from being listed or traded on a U.S. national securities exchange.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted into law, would amend the HFCA Act and decrease the number of consecutive non-inspection years required for triggering the delisting and trading prohibitions of the HFCA Act from three years to two years.  On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.  The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers).

Based on the application of the HFCA Act and related regulations, we may be at risk of the SEC identifying us as a Commission-Identified Issuer for three consecutive years (reduced to two years upon the Accelerating Holding Companies Accountable Act coming into effect), after which the SEC would impose a trading prohibition on our securities. Any such trading prohibition would remain in effect until such time as we certified we have retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate.  Therefore, the SEC has the power to prohibit trading in our securities under the HFCA Act if the PCAOB determines that it cannot inspect or investigate our auditor, and as a result any U.S. stock exchange on which our securities were listed would need to delist our securities, causing a significant decline in their value and possibly causing them to become worthless.  If we were classified as a Commission-Identified Issuer, we would take whatever steps were available to us under applicable U.S. law to dispute such classification.

On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.  (See Supplemental Statements - 1. PCAOB does not have access to auditors in China on page 23.)  GT China, the Chinese affiliate of our auditor, GT Canada, is subject to the determinations announced by the PCAOB on December 16, 2021.  GT China is listed on the Appendix A to the PCAOB report as being subject to the determination by the PCAOB that it is unable to inspect or investigate completely the registered public accounting firm headquartered in mainland China of the PRC because of a position taken by one or more authorities in mainland China (the "Mainland China Determination").  The Chinese affiliates of other internationally recognized professional accounting firms such as Ernst & Young LLP, PricewaterhouseCoopers LLP, Deloitte, and KPMG are also subject to the Mainland China Determination.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of PRC ("SOP"), a measure that represents the initial step for creating access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law.  Pursuant to the SOP, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.  However, uncertainties still exist as to whether the applicable parties, including governmental agencies, will fully comply with the framework.  Depending on the implementation of the SOP, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in China, then China-based companies will be delisted pursuant to the HFCA Act despite the SOP.  Therefore, there is no assurance that the SOP could give relief to China-based companies against the delisting risk from the application of the HFCA Act or AHFCA Act.

Future developments in respect of increased U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process, and the regulatory developments are subject to the rule-making process and other administrative procedures.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.  For example, on August 6, 2020, the President's Working Group on Financial Markets (the "PWG") issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States.  This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate.  Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act.  However, some of the recommendations were more stringent than the HFCA Act.  For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, additional PWG recommendations will be adopted.  The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the HFCA Act.  There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection.

As a result of these and other regulatory measures, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become worthless.  Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations.  It is not clear what effect these regulatory measures will have on us, our business and our share price.  If we become the subject of any such regulatory or enforcement measures, we will have to expend significant resources to respond.  This situation may be costly and time consuming and distract our management from our business.  Our business operations could be severely affected, and you could sustain a significant decline in the value of our common shares could result.

In the future, our auditor, like other independent registered public accounting firms operating in China, may not be permitted to be subject to inspection by the PCAOB, and consequently investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm, GT Canada, issued an independent auditor's report, dated April 30, 2021, on the financial statements included in our Revised Annual Information Form filed with the Canadian Securities Administrators, dated May 6, 2021.  Our independent registered public accounting firm's audit documentation related to their audit reports included in our annual information form is located in China, and audit procedures take place within China's borders.  As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.  While the audit reports incorporated into this registration statement are prepared by our auditors, GT Canada, a Canadian accounting firm which is subject to PCAOB inspection, there can be no assurance that GT Canada always will be able to comply with all relevant requirements under the HFCA Act in the future.

With respect to future audits of our financial statements, the PCAOB may not be able to conduct its required inspection of our auditors and their work papers where either are located in China.  Trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and as a result a U.S. stock exchange may determine to delist our securities, which could cause a significant decline in the value of the securities or cause them to become worthless.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  With respect to future audits of our financial statements, where the PCAOB is unable to inspect our auditor's audit work related to our operations in China, and where such documentation of the audit work is located in China, our investors may be deprived of the benefits of the PCAOB's oversight of auditors that are located in China through such inspections.

The inability of the PCAOB to conduct inspections of our auditor's work papers in China would make it more difficult to evaluate the effectiveness of any of our auditor's audit procedures or quality control procedures that may be located in China as compared to auditors outside of China that are subject to PCAOB inspections.  As such, investors might lose confidence in our reported financial information and procedures and the quality of our financial statements.  Moreover, trading in our securities might become prohibited under the HFCA if the PCAOB were to determine that it cannot inspect or fully investigate our auditor, and as a result of any such finding a national exchange might determine to delist our securities.

SUPPLEMENTAL STATEMENTS

1. The PCAOB does not have access to auditors in China including our auditor's Chinese affiliate

GT Canada is a PCAOB-registered Canadian accounting firm and a member of Grant Thornton International Ltd. which has offices in over 140 countries including the United States, China ("GT China") and Hong Kong.  As the Company currently operates through a series of subsidiaries in China, those subsidiaries' financial statements are consolidated and then audited by GT China.  Although GT Canada and GT China are both members of Grant Thornton International Ltd., they are separate legal entities and accounting firms.  The consolidated financial statements of the subsidiaries along with the financial statements of our Hong Kong holding subsidiary are consolidated with our Canadian financial statements, which are audited and signed by GT Canada.

GT China is subject to the determinations announced by the PCAOB on December 16, 2021 which includes the conclusion by the PCAOB that its ability to execute its statutory mandates as to inspections and investigations of registered firms headquartered in mainland China is impaired with respect to all three factors in PCAOB Rule 6100(b) namely (i) the PCAOB's ability to select potential violations to be investigated; (ii) the PCAOB's timely access to, and the ability to retain and use, any document or information (including through conducting interviews and testimony) in the possession, custody or control of the firm(s) or any associated persons thereof that the PCAOB considers relevant to an investigation, and (iii) the PCAOB's ability to conduct investigations in a manner consistent with the provisions of the HFCA Act and the rules of the PCAOB, as interpreted and applied by the PCAOB.

GT China has informed us that they have not received an inspection request from the PCAOB as of the date of this registration statement.  Additionally, GT China has informed us that as of the date of this registration statement, they have not received any formal notification from the Chinese authorities as to how China will respond to the HFCA Act requirements.  The failure of Chinese authorities to comply with PCAOB inspection requests in China could trigger all of the risks detailed in the above risk factors regarding PCAOB inspection.  See "Risk Factors" on page 21 regarding "U.S. Congress, the SEC, and PCAOB have all called for additional and more stringent criteria to be applied to companies operating in China, potentially adding uncertainties to our business operations, share price, and reputation."

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of China.  The terms of the protocol would grant the PCAOB complete access to the audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong.  According to the PCAOB, its December 2021 determinations under the HFCA Act remain in effect.  The PCAOB is required to reassess these determinations by the end of 2022.  Under the PCAOB's rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination.

2. Provisional and Conclusive Lists of Issuers Identified under the HFCA Act

Under the HFCA Act, the Commission is required to identify public companies that have retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (1) is located in a foreign jurisdiction, and (2) the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Under the HFCA Act, the PCAOB has the responsibility for determining that it is unable to inspect or investigate completely a registered public accounting firm or a branch or office of such a firm because of a position taken by an authority in a foreign jurisdiction. The Commission's role at this stage of the process is solely to identify issuers that have used such PCAOB-identified public accounting firms to audit their financial statements.  See also "Risk Factors" on page 21 regarding "U.S. Congress, the SEC, and PCAOB have all called for additional and more stringent criteria to be applied to companies operating in China, potentially adding uncertainties to our business operations, share price, and reputation."

The Commission has implemented a system whereby it has created a provisional list of issuers identified under the HFCA Act and a conclusive list of issuers identified under the HFCA Act which it publishes on its website at https://www.sec.gov/hfcaa.  Commission-Identified Issuers are first added to a provisional list of issuers following which they have 15 business days to contact the Commission to dispute being provisionally identified.  Unless issuers successfully dispute their inclusion on the provisional list, they are added to the conclusive list of issuers.

As of the date of this registration statement, we are not included on either the provisional list or conclusive list of Commission-Identified Issuers published by the Commission.

Under the HFCA, the Commission would first able to determine whether we should be included on the provisional list on the date that we have an effective annual report on Form 40-F.  In order for this to occur, we would have to have our Registration Statement declared effective by the Commission and be required to file our first annual report on Form 40-F.  An annual report on Form 40-F is coordinated with the filing of an issuer's annual audited financial statements and management discussion and analysis. In our case, for as long as we remain a venture issuer under Canadian securities laws, our annual audited financial statements and management discussion and analysis are due on or before 120 days after our December 31st fiscal year end.

We are adapting our business for markets outside of China and expect to launch our Business Hub™ in Canada before the end of 2022.  If the Commission adds us to the provisional list after we have an effective annual report on Form 40-F, we will take all available steps under the HFCA Act to dispute our inclusion on the provisional list.

We may be at risk of being identified as a Commission-Identified Issuer.  If the Commission determines that we are a Commission-Identified Issuer and we are not successful in disputing such determination, and we are listed on the conclusive list for three consecutive years (two years if the Accelerating Holding Companies Accountable Act comes into effect), the SEC would impose a trading prohibition on our securities.  Any such trading prohibition would remain in effect until such time as we certified we have retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate.  Therefore, the SEC has the power to prohibit trading in our securities under the HFCA Act if the PCAOB determines that it cannot inspect or investigate our auditor, and as a result any U.S. stock exchange on which our securities were listed would need to delist our securities, potentially causing a significant decline in their value and possibly causing them to become worthless.

3. Tenet is not a VIE and additional disclosure regarding Chinese Subsidiaries.

The term VIE as used by the FASB in its Accounting Standards Codification ("ASC") 810-10 generally refers to an entity in which a public company has a variable interest that is not based on having the majority of voting rights.

According to ASC 810-10, an investee is identified as a VIE when "its equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or, as a group, the holders of the entity's equity investment at risk lack any one of the following three characteristics:

a.  the power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity's economic performance,

b.  the obligation to absorb the expected losses of the entity, and

c.  the right to receive the expected residual returns of the entity."

VIEs are primarily entities that lack sufficient equity to finance their activities without financial support from others and/or whose equity holders, as a group, lack one or more of the following characteristics: ability to make decisions, obligation to absorb expected losses and right to receive expected residual returns.

A public company is generally deemed to have a controlling financial Interest in a VIE when it (i) has the power to direct the VIE's activities that most significantly impact the VIE's economic performance, and (ii) has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.  As the VIE's primary beneficiary, the public company is required to consolidate the VIE and include the VIE's assets, liabilities, and results of operations in its consolidated financial statements.

A variable interest that a public company has in another entity may manifest itself outside of ownership or equity investment and could be a contractual or other monetary interest that changes with such entity's fair value.  A variable interest may result explicitly from an agreement or instrument or implicitly from a relationship or arrangement.  Examples of variable interests include operating leases, service contracts, debt instruments and guarantees.  For example, a public company may provide decision-making services to another entity.

As we own a majority equity interest in, and have control over, the voting shares of each of our Chinese operating subsidiaries, based on the definition and characteristics of what the FASB considers to be a VIE, we believe that neither we nor any of our subsidiaries is a VIE.

We own our subsidiaries as follows, with our percentage of voting securities indicated for each subsidiary:

tenet
TENET FINTECH GROUP INC.
(Toronto)
100%
Cubeler Inc.
(Montreal)
100%
Tenoris3 Inc.
(Montreal)
CANADA
CHINA
100%
Asia Synergy Ltd.
"ASL"
(Hong Kong)
100%
Asia Synergy Holdings Ltd.
"ASH"
(Shanghai)
100%
Wuxi Aorong Ltd.
"AORONG"
(Wuxi)
51%
Asia Synergy Financial Capital Ltd.
"ASFC"
(Wuxi)
100%
Asia Synergy Data Solutions Ltd.
"ASDS"
(Shanghai)
100%
Asia Synergy Technologies Ltd.
"AST"
(Shanghai)
51%
Kailifeng New Energy Technology Co., Ltd
"KAILIFENG"
(Beijing)
51%
Shanghai Xinhuizhi Supply Chain Management Ltd.
"ASAC"
(Shanghai)
100%
Asia Synergy Supply-chain Technologies Ltd.
"ASST"
(Wuxi)
100%
Zhejiang Xinjiupin – Oil & Gas Management Co.
"AIP"
(Zhoushan)
80%
Jiangsu Supairui IOT Technology Co., Ltd.
"ASTH"
(Wuxi)
100%
Jiangsu Steel Chain Technology Co.,Ltd.
" Linksteel"
(Nanjing)
100%
Asia Synergy Credit Solutions Ltd.
"ASCS"
(Wuxi)
51%
Asia Synergy Supply Chain Ltd.
"ASSC"
(Jiangyin)
100%
Beijing Xinxiangtaike Technology Service Co.,Ltd.
"ASSI"
(Beijing)
100%
Huike Internet Technology Co., Ltd.
"HUIKE"
(Beijing)
51%
Wechain Technology Service Co., Ltd.
"WECHAIN"
(Nanjing)
100%
Tianjin Wodatong Technology Co., Ltd.
"ASB"
(Tianjing)
100%
Wuxi Suyetong Supply Chain Management Co., Ltd.
"SST"
(Wuxi)

With the exceptions of Cubeler Inc. and Tenoris3 Inc. which were incorporated in Canada under the CBCA and Asia Synergy Ltd. which was incorporated in Hong Kong, all subsidiaries are formed under the laws of China.

We own less than 100% of the following subsidiaries: ASFC, Asia Synergy Supply Chain Ltd. (ASSC), Wechain Technology Service Co., Ltd., Shanghai Xinhuizhi Supply Chain Management Co., Ltd. (ASAC), Kailifeng New Energy Technology Co., Ltd., and Jiangsu Supairui IOT Technology Co., Ltd. (ASTH) (collectively the "Majority Owned Subsidiaries").  With respect to each of the Majority Owned Subsidiaries other than ASTH, we own 51% of the equity while the remaining 49% of the equity is owned by a strategic Chinese partner.  In the case of ASFC, there was a restriction on foreign ownership of financial services companies in China at the time of its incorporation.  With respect to ASTH, we own 80% of the equity while the remaining 20% of the equity is owned by a strategic Chinese partner.  Regardless of the foreign ownership restrictions applicable to our establishment of ASFC, we primarily decided to establish and maintain 51% equity for each of the Majority Owned Subsidiaries, including ASFC, and 80% equity for ASTH in order to limit our investment expenditures while benefiting from our Chinese partner's infrastructure, expertise, and relationships in the industry required to initiate operations and attract clients to our "Business Hub".  The Business Hub is an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem.

Additionally, in the case of ASFC, another primary objective was to demonstrate to banks and other financial institutions that they could safely and efficiently make loans and extend credit to small and medium size enterprises using our Business Hub.  In establishing ASFC, we did not intend to enter the business of lending.  We simply used ASFC as a manner of attracting banking and financial institutions as clients that would thereafter use our technology services offered in the Business Hub.  As ASFC has now served its marketing purpose, we intend to dispose of our interest in that company.

Regulatory Permissions

According to the opinion of our PRC legal counsel, to operate our general business activities currently conducted in China, each of our PRC subsidiaries is required to obtain a business license from local authorities.  Each of our PRC subsidiaries has obtained a valid business license, and no application for any such license has been denied or revoked.  In order to receive a business license, each of our subsidiaries provided the specific details of the activities to be conducted by such subsidiary in its respective business license application.  The PRC government granted the business license to allow each subsidiary to perform its intended activities.  According to the opinion of our PRC legal counsel, if any of the business licenses of our subsidiaries are revoked, this would hinder our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Other than in respect of business licenses and ASFC (as discussed in the immediately preceding section), we are advised by our PRC counsel that there are no permissions that any of our PRC subsidiaries is required to obtain from Chinese authorities, including the CSRC and the CAC or any other entity, to operate or for those subsidiaries to issue securities to Asia Synergy or for Asia Synergy to issue securities to us.  We and our subsidiaries have not applied for permission nor received any notice of any required permissions regarding the issuance of securities to us in connection with the establishment of our subsidiaries in the PRC.  We have not applied for nor received any notice from the CSRC or any other entity in the PRC of any permissions required to approve of our operations in the PRC.  Neither we nor our subsidiaries have been denied any permission sought in the PRC.  According to the opinion of our PRC legal counsel, if applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain approvals in the future, there is no certainty that we would be able to obtain such approvals which could negatively affect ability to operate our business, which could materially and adversely affect our business, financial condition, results of operations.  Finally, according to the opinion of our PRC legal counsel, if we or our subsidiaries do not receive or maintain any required approvals, or if we or our subsidiaries inadvertently conclude that such approvals are not required we could be subject to fines, penalties, legal proceedings or actions against us that could have a material adverse effect on our business, financial condition, results of operations.  A material adverse effect on our business, financial condition, results of operations could result in a material adverse effect on our share price.  See also "Risk Factors" on page 19 regarding "Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business."

We have not received any inquiry, notice, warning or sanction in relation to the listing of our common shares on Nasdaq from the CSRC, the CAC or any other Chinese authority with jurisdiction over our operations.  See "Risk Factors" - on page 13 regarding "The China Securities Regulatory Commission (the "CSRC") and other Chinese government agencies may exert more oversight and control over foreign investment in China-based issuers, which could cause the value of our securities to decline significantly or become worthless." and page 13 regarding "The Cyberspace Administration of China (the "CAC") may deem us to be a critical infrastructure operator, resulting in disruptions to our operations."

4. Digital Currency

We have recently adapted our platforms to be able to support China's digital yuan, which is a centralized, cash-like digital currency.  However, we do not operate a digital or cryptocurrency platform.  Unlike cryptocurrencies such as Bitcoin, China's digital yuan is legal tender, is backed by yuan deposits, is centralized and not anonymous.  It is managed by China's Central Bank, and we understand that it will eventually have to be used by everyone doing business in the country.  The platform adaptations merely allow members of our Business Hub ecosystem to use it to transact on the platform just like the traditional (non-digital) yuan.

We have no plans for conducting digital asset transactions in the United States or to adapt our Business Hub platform to allow for our customers to conduct digital currency transactions.

5. Lending Platform Statement

Our primary business is to use data, analytics and AI technology to bring together businesses and financial institutions to conduct business with each other, for which we charge service fees.  We facilitate lending and credit transactions between businesses and lending financial institutions, only one of which is our own subsidiary.  We initially created the lending subsidiary ASFC, which has very limited lending capacity, only to serve as an example to other lenders of our analytics and AI capabilities.  That subsidiary accounts for less than 2% of our revenue, and we intend to eventually sell this subsidiary.  The vast majority of our revenue comes from service fees related to our technology.

6. Going Concern

The level of revenue which we currently generate is not presently sufficient to meet our working capital requirements, and our auditors, GT Canada, have stated that there is significant doubt about our ability to continue as a going concern.  Our ability to continue as a going concern depends upon our ability to raise additional financing.  Although we have been successful in the past in doing so, there is no assurance that we will manage to obtain additional financing in the future.  Also, we incurred a net loss for the financial year ended December 31, 2021, we had an accumulated deficit at December 31, 2021, and we had not yet generated positive cash flows from operations on a regular basis.  Until we generate positive cash flow, we will continue to assess our working capital needs and undertake whatever initiatives we deem necessary to ensure that we continue to be in a position to meet our financial obligations.  These material uncertainties cast significant doubt regarding our ability to continue as a going concern.  Refer to "Risk Factors - Our ability to repatriate funds from our Chinese operating subsidiaries could affect our ability to continue as a going concern" and "Risk Factors - Going Concern and Requirement to Generate Cash Flow for Financial Obligations" above.

7. Enforcement of Civil Liabilities

We are a Canadian company and conduct substantially all of our operations in China, and substantially all of our assets are located in China.  Certain of our officers and directors reside in China. As a result, according to the opinion of our PRC legal counsel, MHP Law Firm, it may be difficult or impossible for an investor to effect service of process upon us or those persons inside mainland China.  Our PRC legal counsel opines further that it may also be difficult or impossible for an investor to enforce judgments against us and our officers and directors (i) obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws or any state or (ii) obtained in Canadian courts based on the civil liability provisions of the Canadian securities laws.  In addition, according to our PRC legal counsel, there is uncertainty as to whether the courts of China would allow parties to bring an original action to enforce liabilities against us, as a foreign private issuer according to U.S. securities laws, or any other person predicated upon the civil liability provisions of the securities laws of the United States or any state.

We have appointed CT Corporation System as our agent to receive service of process in any action against us in any U.S. federal or state court. The address of our agent is 28 Liberty Street, New York, New York 10005.

Our PRC legal counsel, MHP Law Firm, has provided an opinion regarding the following matters where an investor is unable to (i) bring a U.S. claim or collect on a U.S. judgment or (ii) bring a Canadian claim or collect on a Canadian judgment in a Chinese court.

If an investor is unable to (i) bring a U.S. claim or collect on a U.S. judgment or (ii) bring a Canadian claim or collect on a Canadian judgment, they may have to rely on legal claims and remedies available in China or other overseas jurisdictions where we maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and Canada and difficult to pursue.  The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedures Law.  Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.  China does not have any treaties or other forms of written arrangement with the United States or Canada that provide for the reciprocal recognition and enforcement of foreign judgments.  In addition, according to the Chinese Civil Procedures Law, the Chinese courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese laws or national sovereignty, security, or public interest.  As a result, it is uncertain whether and on what basis a Chinese court would enforce a judgment rendered by a court in the United States or Canada.

8. Miscellaneous Additional Disclosure

AMF Request for Documents and Potential Compliance Issues

On July 21, 2022, the Company announced that it received a Request for Documents/Information (the “Request Letter”) from the Autorité des marchés financiers (the “AMF”), Quebec’s securities regulator, which included a confidentiality order of the AMF prohibiting the disclosure of the Request Letter or any related information.  At the request of the Company, the confidentiality order was partially lifted to allow the Company to issue its July 21, 2022 news release in which it disclosed the receipt of the Request Letter from the AMF.  As noted in our July 21, 2022 news release, since the receipt of the Request Letter, the Company has been cooperating with the AMF in all respects and has provided the AMF with all documents and information requested.  As a result of the confidentiality order, we are prohibited from disclosing anything other than the issuance of the Request Letter and are not able to provide any information regarding any further developments related to the AMF’s review or regarding its current status. As a result of the confidentiality order, we have not disclosed the substantive nature of the Request Letter in our filings in Canada. Without being able to disclose anything further, we note that the Request Letter was a request for documents and information.

In the course of collecting information to respond to the Request Letter, the Company identified potential compliance issues relating to certain past correspondence between the Company’s Chief Executive Officer (the “CEO”) and certain former advisors to the Company. The Board of Directors of the Company (the “Board”) created an ad hoc committee (the “Special Committee”) comprised of independent members of the Board and outside legal counsel was mandated to carry out an internal review into securities-related matters (the “Review”).

Based on the findings of the Review and on the recommendation of the Special Committee, the Board adopted enhanced compliance measures proposed by the Special Committee which measures include enhanced Board oversight over executive communications and interactions with financial and capital markets advisors and regular reporting by the CEO to the Board regarding same. The new measures are in addition to important governance initiatives the Company had already recently implemented and which were in effect as of the date of this Registration Statement, including: (i) the hiring of key internal compliance resources, such as a General Counsel and a Director of Human Resources, (ii) the adoption of revised human resources policies, and (iii) the adoption of new and revised governance policies, including a strengthened code of ethics. The Company has been cooperating with the AMF in all respects and has provided the AMF with all documents and information requested.

AMF Investigation

The Company understands on the basis of publicly accessible Court materials that there is an ongoing investigation by the AMF targeting an alleged stock market manipulation scheme involving the shares of the Company. The scheme allegedly involves the Company’s CEO, certain Company advisors and a small group of investors made up of individuals and related companies between April 1, 2020 to November 22, 2021 (the “AMF Investigation”). A summary and a detailed description of the AMF Investigation, including of the AMF beliefs as to the role played by the Company’s CEO in the alleged scheme, is included in an affidavit from an AMF investigator dated August 3, 2022.

Based on the summary of the AMF Investigation found in the AMF investigator's affidavit, the investigator appears to believe that:

  The alleged scheme involving the shares of the Company would have begun on or about April 1, 2020 when the Company's CEO engaged an advisor to the Company in connection with a private placement. This role would have allowed that advisor, another individual and the investors related to them to receive, directly or indirectly, a sufficient number of shares of be able to influence its share price and trading volume.
  The Company's CEO and these two individuals would then have set up a marketing plan to coordinate promotional activities aimed at influencing the price and trading volume of the Company's shares. These activities would have included the publication of numerous press releases, promotion on social media, the hiring of stock market promoters, the communication of privileged information and organized transactions. The Company would have failed to adequately communicate to the market the role of promoters and advisers in the execution of the marketing plan intended to influence the price and trading volume of the Company's shares.
  These two individuals, directly or indirectly, would then have taken advantage of the interest and the rise in the share price to sell their shares of the Company in a coordinated and opportunistic fashion in parallel to the promotion of the Company's shares.

In light of the above, the AMF investigator indicated in his affidavit that he had reasonable grounds to believe that (i) the two aforementioned individuals participated in influencing or attempted to influence the price or market value of the Company’s securities through unfair, abusive or fraudulent practices, and (ii) they also, directly or indirectly, participated in a series  of transactions in  the Company’s  securities  when  they  knew, or reasonably should have known, that the series of transactions was intended to create or contribute to creating a misleading appearance of trading activity in a security, or an artificial price for a security, in breach of sections 195.2 and 199.1 (1) of the Quebec Securities Act respectively.

The beliefs of the AMF investigator as set out in his affidavit have not been proven in court at this time, and, to the Company's knowledge, the AMF Investigation is ongoing.  At this time, the AMF has not commenced legal enforcement or other proceedings against the Company or the Company's CEO, nor laid any charges against them in connection with the AMF Investigation.  The AMF may in the future commence legal enforcement or other proceedings against the Company and/or the Company's CEO, or lay charges against them in connection with such Investigation, the outcome of which could have a material adverse effect on the Company's share price, as well as on the business, results of operations and financial condition of the Company.

Legal Proceedings

A class action lawsuit has been brought against the Company and two of its executives in the United States District Court for the Eastern District of New York (Bram Van Boxtel v. Tenet Fintech Group Inc., et al.). The case was brought on behalf of Company shareholders who traded securities of the Company between September 2, 2021, and October 13, 2021, on the NASDAQ. The amended complaint alleges, among other things, that the defendants violated the Securities Act of 1933 and the Securities Exchange Act of 1934 by making false and misleading statements regarding (i) the Company’s ownership interest in Asia Synergy Financial Capital Ltd. through a subsidiary, Wuxi Aorong Ltd., (ii)  the Company’s acquisitions of Huayan the Heartbeat insurance platform, and Cubeler, (iii) the Company’s listing on Nasdaq, (iv) the Company’s Form 40-F submission to the SEC, and (v) in connection with statements published about the Company by Grizzly Reports. On February 10, 2022, the court  appointed a lead plaintiff and lead counsel. An amended complaint was filed in April 2022.

The substantive nature of the allegations as set out above is disclosed and discussed under "Legal Proceedings" in all of the Company's management discussions and analyses filed on SEDAR on and after May 2, 2022, in the Company's annual information form filed on SEDAR on June 16, 2022, and its revised annual information form filed on June 17, 2022. The class action lawsuit was also summarized in the Company's Preliminary Short Form Prospectus dated September 27, 2022 and in the Company's Amended and Restated Preliminary Short Form Prospectus dated December 22, 2022, both of which documents incorporate the management discussions and analyses and revised annual information form referred to in this paragraph. The documents referenced in this paragraph are listed in the Exhibit Index below.

The Company has retained external counsel and is defending itself vigorously against all claims. The Company filed a motion to have the case dismissed on August 8, 2022. The plaintiff’s opposition to the motion to dismiss was filed on September 23, 2022. A reply brief for the Company’s motion to dismiss was filed on Monday, October 24, 2022. The Company is currently waiting for confirmation on whether the judge will hear oral argument or decide the motion to dismiss on the papers without argument.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by Canada and the United States, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Registration Statement on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards.  Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.388 inclusive, as set forth in the Exhibit Index attached hereto.  The documents filed or incorporated by reference as Exhibits contain all information material to an investment decision that the Registrant, since January 1, 2020: (i) made or was required to make public pursuant to the law of any Canadian jurisdiction; (ii) filed or was required to file with the Canadian Securities Exchange (the “CSE”) and which was made public by the CSE; or (iii) distributed or was required to distribute to its security holders.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of its auditors as Exhibits 99.271 and Exhibit 99.386, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF OUR COMMON SHARES

The disclosure containing a description of the securities to be registered is included under the heading "Description of Capital Structure" beginning on page 25 of the Registrant's revised Annual Information Form, attached hereto as Exhibit 99.180.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any "off-balance sheet arrangements" (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F).

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2020, information with respect to the Registrant's known contractual obligations (in Canadian dollars):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$40,000	-	$40,000	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	$237,786	$116,864	$120,922	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities (bonds, debentures)	$425,000	$25,000	$400,000	-	-
Total	$702,786	$141,864	$560,922	-	-

The following table lists, as of December 31, 2021, information with respect to the Registrant's known contractual obligations (in Canadian dollars):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$100,000	-	$100,000	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	$2,242,300	$561,677	$644,652	$306,682	$729,289
Purchase obligations	-	-	-	-	-
Other long-term liabilities (bonds, debentures)	$400,000	-	$400,000	-	-
Total	$2,742,300	$561,677	$1,144,652	$306,682	$729,289

NASDAQ CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series.  A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series shall disclose in its registration statement related to its initial public offering or first U.S. listing on Nasdaq, or on its website at www.tenetfintech.com, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice which it follows in lieu of those requirements.

The Company does not follow Rule 5620(c), but instead follows its home country practice.  Nasdaq minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares.  The Company's bylaws provide that a person present at the opening of a meeting and representing personally or by proxy at least two shareholders holding together at least 5% of the issued and outstanding voting shares of the Company shall constitute a quorum for the transaction of business at any shareholders' meeting.  The foregoing is consistent with laws, customs and practices in Canada.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant has filed with the Commission a Form F-X.  Any change to the name or address of the Registrant's agent and service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tenet Fintech Group Inc.

By:	/s/ Johnson Joseph
Name: Johnson Joseph Title: Chief Executive Officer

Date: January 18, 2023

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1 *	Software and royalty license agreement with Cubeler dated March 27, 2017*
99.2 *	Amendment to software and royalty license agreement with Cubeler dated February 26, 2018*
99.3 *	Form 7 monthly progress report dated January 8, 2020*
99.4 *	News release dated January 10, 2020*
99.5 *	Form 45-106F1 report of exempt distribution dated January 27, 2020*
99.6 *	News release dated February 4, 2020*
99.7 *	News release dated February 5, 2020*
99.8 *	Form 7 monthly progress report dated February 7, 2020*
99.9 *	Form 45-106F1 report of exempt distribution dated February 13, 2020*
99.10 *	News release dated February 18, 2020*
99.11 *	News release dated February 18, 2020*
99.12 *	News release dated February 20, 2020*
99.13 *	News release dated February 24, 2020*
99.14 *	News release dated March 3, 2020*
99.15 *	News release dated March 5, 2020*
99.16 *	Form 7 monthly progress report dated March 6, 2020*
99.17 *	News release dated March 12, 2020*
99.18 *	News release dated March 16, 2020*
99.19 *	News release dated March 19, 2020*
99.20 *	News release dated March 24, 2020*
99.21 *	News release dated April 1, 2020*
99.22 *	News release dated April 6, 2020*
99.23 *	Form 7 monthly progress report dated April 7, 2020*
99.24 *	News release dated April 20, 2020*
99.25 *	Form 45-106F1 report of exempt distribution dated April 24, 2020*
99.26 *	News release dated April 27, 2020*
99.27 *	News release dated April 30, 2020*
99.28 *	News release dated May 5, 2020*
99.29 *	Form 7 monthly progress report dated May 7, 2020*
99.30 *	News release dated May 11, 2020*
99.31 *	News release dated May 12, 2020*
99.32 *	Notice of the meeting and record date dated May 20, 2020 with respect to the June 30, 2020 annual meeting of shareholders*
99.33 *	Certificate of abridgement dated May 20, 2020*
99.34 *	Ontario Form 13-502F1 participation fee management certification for the year ended December 31, 2019 dated May 21, 2020*
99.35 *	Alberta Form 13-502F1 participation fee management certification for the year ended December 31, 2019 dated May 21, 2020*
99.36 *	Audited annual financial statements for the years ended December 31, 2019 and 2018*
99.37 *	Management's discussion and analysis for the year ended December 31, 2019 dated May 21, 2020*
99.38 *	Form 52-109FV1 CEO certification of annual filings dated May 21, 2020*
99.39 *	Form 52-109FV1 CFO certification of annual filings dated May 21, 2020*
99.40 *	News release dated May 21, 2020*
99.41 *	Notice of the annual meeting of shareholders dated May 29, 2020 with respect to the June 30, 2020 shareholders' meeting*
99.42 *	Management information circular dated May 29, 2020 with respect to the June 30, 2020 annual meeting of shareholders*
99.43 *	Form of Proxy with respect to the June 30, 2020 annual meeting of shareholders*

Exhibit	Description
99.44 *	Form 7 monthly progress report dated June 5, 2020*
99.45 *	Form 45-106F1 report of exempt distribution dated June 8, 2020*
99.46 *	News release dated June 10, 2020*
99.47 *	News release dated June 14, 2020*
99.48 *	Interim financial statements for the three-month periods ended March 31, 2020 and 2019*
99.49 *	Management's discussion and analysis for the three-month periods ended March 31, 2020 and 2019, dated June 29, 2020*
99.50 *	Form 52-109FV2 CEO certification of interim filings dated June 29, 2020*
99.51 *	Form 52-109FV2 CFO certification of interim filings dated June 29, 2020*
99.52 *	News release dated June 29, 2020*
99.53 *	Form 7 monthly progress report dated July 8, 2020*
99.54 *	News release dated July 15, 2020*
99.55 *	Confirmation of transfer agent dated July 20, 2020*
99.56 *	News release dated July 22, 2020*
99.57 *	Letter of transmittal with respect to a 10 for 1 share consolidation*
99.58 *	Proof share certificate dated July 23, 2020*
99.59 *	Confirmation of record date for share consolidation dated July 23, 2020*
99.60 *	Confirmation to CSE of notification to CDS of a 10 for 1 share consolidation dated July 23, 2020*
99.61 *	Certified copy of shareholders' resolutions dated July 23, 2020*
99.62 *	Form 12 notice of proposed stock consolidation dated July 23, 2020*
99.63 *	Certificate of Amendment of Articles of the Company dated July 27, 2020 with respect to a 10 for 1 share consolidation*
99.64 *	News release dated July 27, 2020*
99.65 *	News release dated July 28, 2020*
99.66 *	Material change report dated August 5, 2020*
99.67 *	Form 7 monthly progress report dated August 10, 2020*
99.68 *	Form 45-106F1 report of exempt distribution dated August 11, 2020*
99.69 *	News release dated August 14, 2020*
99.70 *	Amended material change report dated August 21, 2020*
99.71 *	News release dated August 24, 2020*
99.72 *	Interim financial statements for the three and six-month periods ended June 30, 2020 and 2019*
99.73 *	Management's discussion and analysis for the three and six-month periods ended June 30, 2020 and 2019 dated August 27, 2020*
99.74 *	Form 52-109FV2 CEO certification of interim filings dated August 27, 2020*
99.75 *	Form 52-109FV2 CFO certification of interim filings dated August 27, 2020*
99.76 *	News release dated August 27, 2020*
99.77 *	News release dated August 28, 2020*
99.78 *	Form 45-106F1 report of exempt distribution dated August 31, 2020*
99.79 *	Form 7 monthly progress report dated September 8, 2020*
99.80 *	News release dated September 10, 2020*
99.81 *	News release dated September 17, 2020*
99.82 *	News release dated September 18, 2020*
99.83 *	News release dated September 21, 2020*
99.84 *	News release dated September 22, 2020*
99.85 *	Notice of the meeting and record date dated September 22, 2020 with respect to the November 9, 2020 special meeting of shareholders*
99.86 *	News release dated September 28, 2020*
99.87 *	News release dated October 1, 2020*
99.88 *	Notice of the special meeting of shareholders dated October 2, 2020 with respect to the November 9, 2020 special shareholders' meeting*
99.89 *	Management information circular dated October 2, 2020 with respect to the November 9, 2020 special meeting of shareholders*
99.90 *	Form of Proxy with respect to the November 9, 2020 special meeting of shareholders*

Exhibit	Description
99.91 *	News release dated October 5, 2020*
99.92 *	News release dated October 6, 2020*
99.93 *	Form 7 monthly progress report dated October 7, 2020*
99.94 *	Form 45-106F1 report of exempt distribution dated October 9, 2020*
99.95 *	News release dated October 20, 2020*
99.96 *	News release dated October 23, 2020*
99.97 *	News release dated October 27, 2020*
99.98 *	News release dated October 30, 2020*
99.99 *	News release dated November 5, 2020*
99.100 *	News release dated November 6, 2020*
99.101 *	Form 7 monthly progress report dated November 6, 2020*
99.102 *	News release dated November 9, 2020*
99.103 *	News release dated November 12, 2020*
99.104 *	Certificate of amendment dated November 18, 2020 with respect to a change of name of the Company to Peak Fintech Group Inc./Groupe Peak Fintech Inc.*
99.105 *	News release dated November 19, 2020*
99.106 *	Confirmation of CUSIP/ISIN dated November 19, 2020*
99.107 *	Proof share certificate dated November 19, 2020*
99.108 *	Confirmation transfer agent dated November 23, 2020*
99.109 *	News release dated November 23, 2020*
99.110 *	News release dated November 26, 2020*
99.111 *	Interim financial statements for the three and nine-month periods ended September 30, 2020 and 2019*
99.112 *	Management's discussion and analysis for the three and nine-month periods ended September 30, 2020 and 2019 dated November 26, 2020*
99.113 *	Form 52-109FV2 CEO certification of interim filings dated November 26, 2020*
99.114 *	Form 52-109FV2 CFO certification of interim filings dated November 26, 2020*
99.115 *	News release dated November 26, 2020*
99.116 *	News release dated December 1, 2020*
99.117 *	Form 7 monthly progress report dated December 7, 2020*
99.118 *	News release dated December 9, 2020*
99.119 *	News release dated December 11, 2020*
99.120 *	News release dated December 15, 2020*
99.121 *	News release dated December 21, 2020*
99.122 *	News release dated December 21, 2020*
99.123 *	News release dated December 24, 2020*
99.124 *	News release dated December 29, 2020*
99.125 *	Annual information form dated December 29, 2020 for the financial year ended December 31, 2019*
99.126 *	Form 52-109F1-AIF CEO certification of annual filings dated December 29, 2020*
99.127 *	Form 52-109F1-AIF CFO certification of annual filings dated December 29, 2020*
99.128 *	News release dated January 4, 2021*
99.129 *	Notice of the special meeting of shareholders dated January 6, 2021 with respect to the February 16, 2021 special shareholders' meeting*
99.130 *	Form 7 monthly progress report dated January 6, 2021*
99.131 *	News release dated January 11, 2021*
99.132 *	Notice declaring intention to be qualified under National Instrument 44-101 Short Form Prospectus Distributions dated January 13, 2021*
99.133 *	News release dated January 18, 2021*
99.134 *	News release dated January 25, 2021*
99.135 *	Notice of the special meeting of shareholders dated January 26, 2021 with respect to the February 16, 2021 special shareholders' meeting*
99.136 *	Management information circular dated January 26, 2021 with respect to the February 16, 2021 special meeting of shareholders*
99.137 *	Form of Proxy with respect to the February 16, 2021 special meeting of shareholders*

Exhibit	Description
99.138 *	News release dated January 28, 2021*
99.139 *	News release dated January 29, 2021*
99.140 *	News release dated February 3, 2021*
99.141 *	Form 7 monthly progress report dated February 5, 2021*
99.142 *	News release dated February 8, 2021*
99.143 *	News release dated February 10, 2021*
99.144 *	News release dated February 16, 2021*
99.145 *	News release dated February 24, 2021*
99.146 *	News release dated March 2, 2021*
99.147 *	News release dated March 4, 2021*
99.148 *	Form 7 monthly progress report dated March 5, 2021*
99.149 *	News release dated March 9, 2021*
99.150 *	Preliminary short form prospectus dated March 11, 2021*
99.151 *	Qualification certificate dated March 11, 2021*
99.152 *	Form 8 notice of proposed prospectus offering dated March 12, 2021*
99.153 *	News release dated March 12, 2021*
99.154 *	Decision document (visa) from the autorité des marchés financiers dated March 12, 2021*
99.155 *	Material change report dated March 18, 2021*
99.156 *	News release dated March 26, 2021*
99.157 *	PowerPoint presentation dated March 2021*
99.158 *	Form 7 monthly progress report dated April 8, 2021*
99.159 *	Amended interim financial statements for the three and nine-month periods ended September 30, 2020 and 2019*
99.160 *	Amended management's discussion and analysis for the three and nine-month periods ended September 30, 2020 and 2019, dated April 23, 2021*
99.161 *	Form 52-109FV2 CEO certification of interim filings dated April 30, 2021*
99.162 *	Form 52-109FV2 CFO certification of interim filings dated April 30, 2021*
99.163 *	News release dated April 30, 2021*
99.164 *	Ontario Form 13-502F1 participation fee management certification for the year ended December 31, 2020 dated April 30, 2021*
99.165 *	Alberta Form 13-502F1 participation fee management certification for the year ended December 31, 2020 dated April 30, 2021*
99.166 *	Audited annual financial statements for the years ended December 31, 2020 and 2019*
99.167 *	Management's discussion and analysis for the years ended December 31, 2020 and 2019, dated April 30, 3021*
99.168 *	Form 52-109FV1 CEO certification of annual filings dated April 30, 2021*
99.169 *	Form 52-109FV1 CFO certification of annual filings dated April 30, 2021*
99.170 *	News release dated April 30, 2021*
99.171 *	Notice of the meeting and record date dated May 3, 2021 with respect to the June 30, 2021 annual and special meeting of shareholders*
99.172 *	Annual information form dated May 6, 2021 for the financial year ended December 31, 2020*
99.173 *	Form 52-109F1-AIF CEO certification of annual filings dated May 14, 2021*
99.174 *	Form 52-109F1-AIF CFO certification of annual filings dated May 14, 2021*
99.175 *	Form 7 monthly progress report dated May 7, 2021*
99.176 *	Notice of the annual meeting of shareholders dated May 27, 2021 with respect to the June 30, 2021 annual shareholders' meeting*
99.177 *	Management information circular dated May 27, 2021 with respect to the June 30, 2021 annual meeting of shareholders*
99.178 *	Form of Proxy with respect to the June 30, 2021 annual meeting of shareholders*
99.179 *	Amended management's discussion and analysis for the years ended December 31, 2020 and 2019, dated April 30, 3021 and filed May 28, 2021*
99.180 *	Revised annual information form dated May 6, 2021 for the financial year ended December 31, 2020 and filed May 28, 2021*
99.181 *	Form 52-109F1R CEO certification of refiled annual filings filed May 28, 2021*

Exhibit	Description
99.182 *	Form 52-109F1R CFO certification of refiled annual filings filed May 28, 2021*
99.183 *	Cover letter to amended year-end 2020 MD&A and amended 2020 annual information form filed May 31, 2021*
99.184 *	Interim financial statements for the three-month periods ended March 31, 2021 and 2020*
99.185 *	Management's discussion and analysis for the three-month periods ended March 31, 2021 and 2020, dated May 31, 2021*
99.186 *	Form 52-109FV2 CEO certification of interim filings dated May 31, 2021*
99.187 *	Form 52-109FV2 CFO certification of interim filings dated May 31, 2021*
99.188 *	News release dated May 31, 2021*
99.189 *	Form 7 monthly progress report dated May 31, 2021*
99.190 *	News release dated June 1, 2021*
99.191 *	Amended interim financial statements for the three-month periods ended March 31, 2021 and 2020*
99.192 *	Amended management's discussion and analysis for the three-month periods ended March 31, 2021 and 2020, dated May 31, 2021 filed June 7, 2021*
99.193 *	Form 52-109F2R CEO certification of refiled interim filings dated June 7, 2021*
99.194 *	Form 52-109F2R CFO certification of refiled interim filings dated June 7, 2021*
99.195 *	Cover letter to re-filed first quarter 2021 financial statements and MD&A filed June 7, 2021*
99.196 *	Amended and restated preliminary short form prospectus dated June 10, 2021*
99.197 *	Decision document (visa) from the autorité des marchés financiers dated June 10, 2021*
99.198 *	PowerPoint presentation dated June 21, 2021*
99.199 *	News release dated June 22, 2021*
99.200 *	Agency agreement dated June 22, 2021*
99.201 *	Undertaking to file warrant indenture dated June 22, 2021*
99.202 *	Non-issuer form of submission to jurisdiction for John Roumeliotis dated June 22, 2021*
99.203 *	Non-issuer form of submission to jurisdiction for Mark Dumas dated June 22, 2021*
99.204 *	Non-issuer form of submission to jurisdiction for Bin Xu dated June 22, 2021*
99.205 *	Final short form prospectus dated June 22, 2021*
99.206 *	Consent letter of underwriter's legal counsel dated June 22, 2021*
99.207 *	Consent letter of issuer's legal counsel dated June 22, 2021*
99.208 *	Auditor's consent letter dated June 22, 2021*
99.209 *	Amended form 8 notice of proposed prospectus offering dated June 22, 2021*
99.210 *	Form 6 certificate of compliance dated June 22, 2021*
99.211 *	Decision document (visa) from the autorité des marchés financiers dated June 25, 2021*
99.212 *	News release dated June 25, 2021*
99.213 *	News release dated July 7, 2021*
99.214 *	Warrant indenture dated July 7, 2021*
99.215 *	Form 7 monthly progress report dated July 8, 2021*
99.216 *	News release dated July 9, 2021*
99.217 *	News release dated July 13, 2021*
99.218 *	Proof share certificate dated July 19, 2021*
99.219 *	News release dated July 20, 2021*
99.220 *	Form 12 notice of proposed stock consolidation dated July 22, 2021*
99.221 *	Certified copy of shareholders' resolutions dated July 22, 2021*
99.222 *	Confirmation to CSE of notification to CDS of a 2 for 1 share consolidation dated July 22, 2021*
99.223 *	Confirmation of record date for share consolidation dated July 22, 2021*
99.224 *	Confirmation of transfer agent dated July 22, 2021*
99.225 *	Letter of transmittal with respect to a 2 for 1 share consolidation*
99.226 *	News release dated July 22, 2021*
99.227 *	CDS confirmation of CUSIP for warrants dated March 23, 2021 and filed July 23, 2021*
99.228 *	Transfer agent confirmation regarding appointment as warrant agent dated July 7, 2021and filed July 23, 2021*
99.229 *	News release dated July 26, 2021*

Exhibit	Description
99.230 *	Certificate and articles of amendment dated July 27, 2021 with respect to a 1 for 2 consolidation of the issued and outstanding common shares of the Company*
99.231 *	News release dated July 29, 2021*
99.232 *	News release dated August 3, 2021*
99.233 *	News release dated August 5, 2021*
99.234 *	Material change report dated August 5, 2021*
99.235 *	Form 7 monthly progress report dated August 6, 2021*
99.236 *	News release dated August 11, 2021*
99.237 *	News release dated August 16, 2021*
99.238 *	News release dated August 18, 2021*
99.239 *	Material change report dated August 25, 2021*
99.240 *	Interim financial statements for the three and six-month periods ended June 30, 2021 and 2020*
99.241 *	Management's discussion and analysis for the three and six-month periods ended June 30, 2021 and 2019 dated August 26, 2021*
99.242 *	Form 52-109FV2 CEO certification of interim filings dated August 26, 2021*
99.243 *	Form 52-109FV2 CFO certification of interim filings dated August 26, 2021*
99.244 *	News release dated August 26, 2021*
99.245 **	News release dated September 7, 2021**
99.246 **	Form 7 monthly progress report dated September 8, 2021**
99.247 **	News release dated September 14, 2021**
99.248 **	News release dated September 17, 2021**
99.249 **	Material change report dated September 20, 2021**
99.250 **	News release dated September 21, 2021**
99.251 **	News release dated September 28, 2021**
99.252 **	Form 9 notice of issuance or proposed issuance of securities dated September 29, 2021**
99.253 **	News release dated October 1, 2021**
99.254 **	Amended form 9 notice of issuance of securities dated October 1, 2021**
99.255 **	Form 6 certificate of compliance dated October 1, 2021**
99.256 **	Closing letter to CSE dated October 1, 2021**
99.257 **	News release dated October 4, 2021**
99.258 **	News release dated October 5, 2021**
99.259 **	News release dated October 6, 2021**
99.260 **	Notice of special meeting of shareholders dated October 6, 2021 with respect to the October 27, 2021 special meeting of shareholders**
99.261 **	Management information circular dated October 6, 2021 with respect to the October 27, 2021 special meeting of shareholders**
99.262 **	Form of proxy with respect to the October 27, 2021 special meeting of shareholders**
99.263 **	Certificate of abridgement dated October 6, 2021**
99.264 **	Form 7 monthly progress report dated October 7, 2021**
99.265 **	News release dated October 8, 2021**
99.266 **	Form 9 notice of issuance or proposed issuance of securities dated October 8, 2021**
99.267 **	News release dated October 12, 2021**
99.268 **	Material change report dated October 12, 2021**
99.269 **	News release dated October 15, 2021**
99.270 **	News release dated October 22, 2021**
99.271 *	Consent of auditors dated October 26, 2021*
99.272 ***	News release dated October 27, 2021***
99.273 ***	Confirmation of CUSIP/ISIN for common shares dated October 19, 2021 and filed October 27, 2021***
99.274 ***	Confirmation of CUSIP/ISIN for warrant dated October 19, 2021 and filed October 27, 2021
99.275 ***	Proof share certificate dated October 27, 2021***
99.276 ***	Proof warrant certificate dated October 27, 2021***
99.277 ***	Confirmation transfer agent dated October 27, 2021***
99.278 ***	Confirmation of change of name to securities commissions dated October 27, 2021***

Exhibit	Description
99.279 ***	News release dated October 29, 2021***
99.280 ***	Certificate of amendment dated November 1, 2021 with respect to a change of name of the Company to Tenet Fintech Group Inc./Groupe Tenet Fintech Inc.***
99.281 ***	Certificate of amendment dated November 1, 2021 with respect to a change of the province where the registered office is situated***
99.282 ***	Form 7 monthly progress report dated November 3, 2021***
99.283 ***	News release dated November 5, 2021***
99.284 ***	Material change report dated November 8, 2021***
99.285 ***	Material change report dated November 15, 2021***
99.286 ***	Interim financial statements for the three and nine-month periods ended September 30, 2021 and 2020***
99.287 ***	Management's discussion and analysis for the three and nine-month periods ended September 30, 2021 and 2020 dated November 15, 2021***
99.288 ***	Form 52-109FV2 CEO certification of interim filings dated November 15, 2021***
99.289 ***	Form 52-109FV2 CFO certification of interim filings dated November 15, 2021***
99.290 ***	News release dated November 15, 2021***
99.291 ***	News release dated November 18, 2021***
99.292 ***	News release dated November 30, 2021***
99.293 ***	News release dated December 3, 2021***
99.294 ****	News release dated December 9, 2021****
99.295 ****	News release dated December 30, 2021****
99.296 ****	Form 7 monthly progress report dated December 31, 2021****
99.297 ****	News release dated January 6, 2022****
99.298 ****	News release dated January 7, 2022****
99.299 ****	News release dated January 10, 2022****
99.300 ****	News release dated January 11, 2022****
99.301 *****	News release dated January 20, 2022*****
99.302 *****	News release dated January 21, 2022*****
99.303 *****	News release dated January 25, 2022*****
99.304 *****	News release dated January 27, 2022*****
99.305 *****	News release dated January 28, 2022*****
99.306 *****	Form 7 monthly progress report dated January 31, 2022*****
99.307 *****	News release dated February 4, 2022*****
99.308 *****	News release dated February 18, 2022*****
99.309 *****	Form 7 monthly progress report dated February 28, 2022*****
99.310	News release dated March 21, 2022
99.311	Form 7 monthly progress report dated March 31, 2022
99.312	News release dated April 13, 2022
99.313	News release dated April 21, 2022
99.314	Notice of the meeting and record date dated April 21, 2022 with respect to the June 30, 2022 annual and special meeting of shareholders
99.315	News release dated April 29, 2022
99.316	Form 7 monthly progress report dated April 30, 2022
99.317	Consolidated financial statements for the years ended December 31, 2021 and 2020 dated May 2, 2022
99.318	Management's discussion and analysis for the years ended December 31, 2021 and 2020 dated May 2, 2022
99.319	Ontario Form 13-502F1 participation fee management certification for the year ended December 31, 2020 dated May 2, 2022
99.320	Alberta Form 13-502F1 participation fee management certification for the year ended December 31, 2021 dated May 2, 2022
99.321	Form 52-109FV1 CEO certification of annual filings dated May 2, 2022
99.322	Form 52-109FV1 CFO certification of annual filings dated May 2, 2022
99.323	News release dated May 2, 2022
99.324	News release dated May 6, 2022

Exhibit	Description
99.325	News release dated May 16, 2022
99.326	News release dated May 24, 2022
99.327	News release dated May 26, 2022
99.328	Interim financial statements for the three-month periods ended March 31, 2022 and 2021
99.329	Management's discussion and analysis for the three-month periods ended March 31, 2022 and 2021, dated May 30, 2022
99.330	Form 52-109FV2 CEO certification of interim filings dated May 30, 2022
99.331	Form 52-109FV2 CFO certification of interim filings dated May 30, 2022
99.332	Investor Presentation (Q1 2022) filed on May 30, 2022
99.333	News release dated May 30, 2022
99.334	Form 7 monthly progress report dated May 31, 2022
99.335	Notice of availability of proxy materials filed on June 1, 2022
99.336	Notice of annual and special meeting of shareholders dated May 31, 2022 with respect to the June 30, 2022 annual and special meeting of shareholders
99.337	Management information circular dated May 31, 2022 with respect to the June 30, 2022 annual and special meeting of shareholders
99.338	Form of proxy with respect to the June 30, 2022 annual and special meeting of shareholders
99.339	News release dated June 2, 2022
99.340	News release dated June 10, 2022
99.341	Annual information form dated June 16, 2021 for the financial year ended December 31, 2021
99.342	Form 52-109F1-AIF CEO certification of annual filings dated June 16, 2022
99.343	Form 52-109F1-AIF CFO certification of annual filings dated June 16, 2022
99.344	Revised annual information form dated June 16, 2022 for the financial year ended December 31, 2021 and filed June 17, 2022
99.345	Form 52-109F1R CEO certification of refiled annual filings filed June 17, 2022
99.346	Form 52-109F1R CFO certification of refiled annual filings filed June 17, 2022
99.347	Cover letter to amended 2021 annual information form filed June 17, 2022
99.348	News release dated June 23, 2022
99.349	Form 7 monthly progress report dated June 30, 2022
99.350	News release dated June 30, 2022
99.351	News release dated July 14, 2022
99.352	News release dated July 21, 2022
99.353	Form 7 monthly progress report dated July 31, 2022
99.354	News release dated August 9, 2022
99.355	News release dated August 17, 2022
99.356	News release dated August 19, 2022
99.357	Material change report dated August 22, 2022
99.358	Interim financial statements for the three and six-month periods ended June 30, 2022 and 2021
99.359	Management's discussion and analysis for the three and six-month periods ended June 30, 2022 and 2021
99.360	Form 52-109FV2 CEO certification of interim filings dated August 25, 2022
99.361	Form 52-109FV2 CFO certification of interim filings dated August 25, 2022
99.362	News release dated August 25, 2022
99.363	Form 7 monthly progress report dated August 31, 2022
99.364	News release dated September 19, 2022
99.365	Preliminary short form prospectus dated September 27, 2022
99.366	Qualification certificate dated September 27, 2022
99.367	Form 8 notice of proposed prospectus offering dated September 28, 2022
99.368	News release dated September 28, 2022
99.369	Receipt of the Ontario Securities Commission dated September 28, 2022
99.370	Form 7 monthly progress report dated September 30, 2022
99.371	News release dated October 7, 2022
99.372	News release dated October 27, 2022

Exhibit	Description
99.373	Q&A Interview Addressing AMF Allegations linked to October 27, 2022 news release
99.374	Form 7 monthly progress report dated October 31, 2022
99.375	Interim financial statements for the six and nine-month periods ended September 30, 2022 and 2021
99.376	Management's discussion and analysis for the six and nine-month periods ended September 30, 2022 and 2021
99.377	Form 52-109FV2 CEO certification of interim filings dated November 29, 2022
99.378	Form 52-109FV2 CFO certification of interim filings dated November 29, 2022
99.379	News release dated November 29, 2022
99.380	Form 7 monthly progress report dated November 30, 2022
99.381	News release dated December 8, 2022
99.382	Amended and restated preliminary short form prospectus dated December 22, 2022
99.383	Receipt of the Ontario Securities Commission dated December 23, 2022
99.384	News release dated December 23, 2022
99.385	Form 7 monthly progress report dated December 31, 2022
99.386	Auditor's consent letter dated January 18, 2023
99.387	Opinion of MHP Law Firm dated January 18, 2023
99.388	Consent of MHP Law Firm dated January 18, 2023 (contained in Exhibit 99.387)

* previously filed with the October 26 Form 40-F

** previously filed with Amendment No. 1

*** previously filed with Amendment No. 2

**** previously filed with Amendment No. 3

***** previously filed with Amendment No. 4